Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS THIRD QUARTER 2021 RESULTS – MELIADINE AND LARONDE MINES DRIVE RECORD QUARTERLY GOLD PRODUCTION; 2021 GUIDANCE MAINTAINED; REINTEGRATION OF NUNAVUMMIUT WORKFORCE AT MELIADINE AND MEADOWBANK COMPLETED; DEVELOPMENT AND EXPLORATION ACTIVITIES PROGRESSING AS PLANNED AT ODYSSEY; PROPOSED MERGER OF EQUALS ANNOUNCED WITH KIRKLAND LAKE GOLD

Toronto (October 27, 2021) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle" or the "Company") today reported quarterly net income of $114.5 million, or net income of $0.47 per share, for the third quarter of 2021. This result includes non-cash mark-to-market losses on warrants of $15.6 million ($0.06 per share), derivative losses on financial instruments of $10.7 million ($0.05 per share), foreign currency translation losses on deferred tax liabilities and non-recurring tax adjustments of $8.8 million ($0.04 per share), non-cash foreign currency translation gains of $6.5 million ($0.03 per share) and various other adjustment losses of $2.3 million ($0.01 per share). Excluding these items would result in adjusted net income1 of $145.4 million or $0.60 per share for the third quarter of 2021. For the third quarter of 2020, the Company reported net income of $222.7 million or net income of $0.92 per share.

Included in the third quarter of 2021 net income, and not adjusted above, is a non-cash stock option expense of $3.9 million ($0.02 per share).

In the first nine months of 2021, the Company reported net income of $440.2 million, or net income of $1.81 per share. This compares with the first nine months of 2020, when net income was $306.4 million, or net income of $1.27 per share.

1 Adjusted net income is a non-GAAP measure. For a discussion regarding the Company's use of non-GAAP measures, please see "Note Regarding Certain Measures of Performance".

The decrease in net income in the third quarter of 2021, compared to the prior-year period, is primarily due to lower operating margins2 (lower average realized metal prices and higher production costs, partially offset by higher sales volumes), unrealized losses for non-cash items related to mark-to-market adjustments on financial instruments, higher amortization of property, plant and mine development from higher production volumes and the contribution of the Hope Bay mine and higher exploration expenses, partially offset by foreign exchange gains.

The increase in net income in the first nine months of 2021, compared to the prior-year period, is primarily due to higher operating margins (from higher sales volumes and higher average realized metal prices), partially offset by unrealized losses for non-cash items related to mark-to-market adjustments on financial instruments owned by the Company, higher amortization of property, plant and mine development from higher production volumes and the contribution of the Hope Bay mine, higher exploration expenses and higher income and mining taxes driven by higher operating margins.

In the third quarter of 2021, cash provided by operating activities was $291.0 million ($413.6 million before changes in non-cash components of working capital), compared to the third quarter of 2020 when cash provided by operating activities was $462.5 million ($434.4 million before changes in non-cash components of working capital).

In the first nine months of 2021, cash provided by operating activities was $1,054.3 million ($1,261.0 million before changes in non-cash components of working capital), compared to the first nine months of 2020 when cash provided by operating activities was $788.5 million ($824.3 million before changes in non-cash components of working capital).

The decrease in cash provided by operating activities (before changes in non-cash components of working capital) in the third quarter of 2021, compared to the prior-year period, is primarily due to a decrease in mine operating margins that resulted from the reasons described above.

The increase in cash provided by operating activities in the first nine months of 2021, compared to the prior-year period, is primarily due to an increase in operating margins that resulted from the reasons described above, partially offset by higher cash taxes related to the higher mine operating margins and payments for taxes related to the 2020 tax year in the first quarter of 2021.

2 Operating margin is a non-GAAP measure. For a discussion regarding the Company's use of non-GAAP measures, please see "Note Regarding Certain Measures of Performance".

"Another strong quarterly operating performance, including record gold production, continues to demonstrate our ability to optimize our assets and steadily grow output over the next several years. During the quarter, the Abitibi and Meliadine mines continued to be key drivers to the Company's ongoing operational success," said Sean Boyd, Agnico Eagle's Chief Executive Officer. "These strong production platforms will be integral components in the proposed merger of equals with Kirkland Lake Gold, which was announced late in the quarter. The combination is expected to unlock additional value through the realization of significant operational synergies while creating a low risk global gold mining leader with growing production and gold reserves, increased operating cash flow and the financial resources and long-life assets to maintain a high-quality sustainable business while increasing capital distributions to shareholders," added Mr. Boyd.

Third quarter of 2021 highlights include:

•	Record quarterly gold production – Payable gold production[3] was 523,706 ounces (excluding 17,957 ounces of payable gold production at Hope Bay and including pre-commercial gold production of 6,881 ounces at the Tiriganiaq open pit at Meliadine) at production costs per ounce of $832, total cash costs per ounce[4] of $765 and all-in sustaining costs ("AISC") per ounce[5] of $1,011. Including Hope Bay, payable gold production in the third quarter of 2021 was new record of 541,663 ounces at production costs per ounce of $845, total cash costs per ounce of $784 and AISC per ounce of $1,059. Production costs per ounce, total cash costs per ounce and AISC per ounce exclude the pre-commercial production of gold at Tiriganiaq

•	Abitibi and Meliadine mines drive solid operating performance – In the third quarter of 2021, the LaRonde Complex, Goldex and Canadian Malartic mines (50%) in the Abitibi region of Quebec collectively produced 222,373 ounces of gold at production costs per ounce of $716 and total cash costs per ounce of $594. In Nunavut, the Meliadine mine had a record quarter producing 97,024 ounces of gold (including pre-commercial gold production of 6,881 ounces) at production costs per ounce of $585 and total cash costs per ounce of $634. In the third quarter of 2021, these four mines collectively represent approximately 59% and 68% of the Company's gold production and operating margin, respectively. Each of these operations have mine lives in excess of 10 years, and exploration efforts are ongoing to further expand their known mineral reserves and mineral resources

3 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

4 Total cash costs per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis. For a reconciliation to production costs and for total cash costs on a co-product basis, see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

5 AISC per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis. For a reconciliation to production costs and for all-in sustaining costs on a co-product basis, see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

•	Production, cost and capital expenditure guidance confirmed for 2021 – Expected gold production in 2021 is unchanged at approximately 2,047,500 ounces, while total cash costs per ounce and AISC per ounce continue to be forecast in the range of $700 to $750 and $950 to $1,000, respectively. Estimated payable gold production and costs for 2021 exclude any contribution from Hope Bay. In 2021, gold production at the La India and Meadowbank mines is expected to be below forecast due to a variety of operational challenges. Any shortfall in production at these operations is expected to be offset by stronger than expected performance at the Meliadine and LaRonde mines. Total capital expenditures guidance for 2021 remains unchanged at approximately $803.0 million

•	Proposed merger of equals with Kirkland Lake Gold announced on September 28, 2021 – The transaction will create a best-in-class gold mining company operating in one of the world's leading gold regions, the Abitibi-Greenstone Belt of northeastern Ontario and northwestern Quebec, with superior financial and operating metrics. Canadian Competition Act approval was received on October 4, 2021. The Information Circular is expected to be mailed on November 3, 2021, and the shareholder votes for both companies are scheduled for November 26, 2021. The transaction is expected to be completed in December 2021 or the first quarter of 2022

•	Development and exploration activities progressing on schedule and on budget at the Odyssey Underground Project – Underground activities are focused on extending the main ramp and developing the first production levels and an exploration drift at Odyssey South. Construction of the concrete headframe began in late September and is expected to be completed in October. Shaft sinking is scheduled to begin in October 2022. All surface construction activities and the purchase of long lead items remain on target. Underground exploration began at the Odyssey South and Internal Zones in July and a second drill will be added in the fourth quarter of 2021. At East Gouldie, 12 surface drills are currently active (see results below)

•	Drilling continues to yield positive results in the third quarter of 2021 – The Company's exploration focus remains on pipeline projects and near mine opportunities. Detailed exploration results are expected to be reported in a news release on November 2, 2021. Recent exploration highlights include:

•	LaRonde – Drilling the extensions of the recently discovered 20N Zinc South Zone, near the East, mine has returned intercepts of 9.3 grams per tonne (“g/t”) gold, 114 g/t silver, 0.9% copper and 2.6% zinc over 4.6 metres at 3,464 metres depth, and 0.5 g/t gold, 41 g/t silver and 11.9% zinc over 2.8 metres at 3,126 metres depth

•	Meliadine – Delineation drilling in the Tiriganiaq deposit at the Meliadine Mine intersected 20.3 g/t gold (capped at 50 g/t gold) over 27.4 metres in an interlode area at a depth of 380 metres. At the Tiriganiq deposit gold production has been exceeding expectations and the higher-than-expected grade in some infill drilling further confirms that grade estimation appears to be conservative in some portions of the deposit

•	Amaruq – Drilling has focused on finding extensions to the known mineralized zones. In the Mammoth area, approximately 600 metres to the west of the Whale Tail pit, drilling has encountered significant intercepts such as 4.7 g/t gold over 18.8 metres at 254 metres depth and 5.1 g/t gold over 4.7 metres at 179 metres depth. Additional holes are planned to test for extensions to these zones

•	Odyssey Project – Infill drilling continues to return wide, high-grade intersections in the core of the East Gouldie deposit, with recent results including 6.8 g/t gold over 41.4 metres at 1,069 metres depth, including 10.4 g/t gold over 20.6 metres at 1,064 metres depth. The East Gouldie extension continues to be tested, with the easternmost hole drilled to date returning 6.3 g/t gold over 4.8 metres at 1,989 metres depth on the adjacent Rand Malartic property, 1.5 kilometres east of the current mineral resource, further demonstrating the excellent exploration upside for new discoveries in the vicinity of the Odyssey Project

•	Upper Beaver Project – The conversion and expansion drilling program continues to intersect significant high-grade mineralization, further expanding the Footwall and East Porphyry zones at depth. The new results include an intercept of 8.7 g/t gold and 0.81% copper over 18.2 metres at 1,435 metres depth

•	A quarterly dividend of $0.35 per share has been declared

Third Quarter 2021 Financial and Production Highlights

In the third quarter of 2021, the Company's payable gold production was 523,706 ounces (excluding 17,957 ounces of payable gold production at Hope Bay, and including 6,881 ounces of pre-commercial production of gold at the Tiriganiaq open pit at Meliadine). This compares to quarterly payable gold production of 492,693 ounces in the prior-year period (which included 13,305 ounces of pre-commercial production of gold at the Barnat deposit at Canadian Malartic and 1,982 ounces of pre-commercial gold production at the Tiriganiaq open pit at Meliadine). Including the Hope Bay mine, the Company's quarterly gold production was a record of 541,663 ounces in the third quarter of 2021.

In the first nine months of 2021, the Company's payable gold production was 1,528,949 ounces (excluding 55,524 ounces of payable gold production at Hope Bay, and including 24,057 ounces and 348 ounces of pre-commercial production of gold at the Tiriganiaq open pit at Meliadine and Amaruq underground project, respectively). This compares to payable gold production of 1,235,123 ounces in the prior-year period (which included 18,930 ounces of pre-commercial production of gold at the Barnat deposit at Canadian Malartic and 1,982 ounces of pre-commercial gold production at the Tiriganiaq open pit at Meliadine). Including the Hope Bay mine, the Company's payable gold production was also a record of 1,584,473 ounces for the first nine months of 2021.

The higher gold production in the third quarter of 2021, when compared to the prior-year period, was primarily due to strong performance at the Company's mines, including higher gold grades and tonnage at the Meadowbank Complex, higher tonnage at the Meliadine, Canadian Malartic and Kittila mines, and higher gold grades at the LaRonde Complex. This was partially offset by lower production at La India related to lower ore tonnage stacked due to high clay content and at Creston Mascota where only residual leaching remains.

The higher gold production in the first nine months of 2021, when compared to the prior-year period, was primarily due to strong performance at the Company's mines, including higher gold grades and tonnage at the LaRonde and Meadowbank Complexes and the Canadian Malartic and Meliadine mines. This was partially offset by lower production at the La India mine related mostly to water conservation efforts and at Creston Mascota, where only residual leaching remains. In the first nine months of 2020, gold production was negatively affected by COVID-19 related reductions in mining activities which affected seven of the Company's then eight operations. A detailed description of the production at each mine is set out below.

Production costs per ounce in the third quarter of 2021 were $832 (excluding the Hope Bay mine), compared to $865 in the prior-year period. Total cash costs per ounce in the third quarter of 2021 were $765 (excluding the Hope Bay mine), compared to $764 in the prior-year period. Including the Hope Bay mine, production costs per ounce were $845 and total cash costs per ounce were $784 in the third quarter of 2021.

Production costs per ounce in the first nine months of 2021 were $816 (excluding the Hope Bay mine), compared to $864 in the prior-year period. Total cash costs per ounce in the first nine months of 2021 were $745 (excluding the Hope Bay mine), compared to $805 in the prior-year period. Including the Hope Bay mine, production costs per ounce were $828 and total cash costs per ounce were $755 in the first nine months of 2021.

In the third quarter and first nine months of 2021, production costs per ounce decreased when compared to the prior-year periods primarily due to higher gold production, partially offset by the strengthening of the Canadian dollar against the U.S. dollar. For the first nine months of 2021, total cash costs per ounce (excluding the Hope Bay mine) decreased when compared to the prior-year periods primarily due to higher gold production, higher by-product revenues from higher realized metal prices and higher sales volumes, partially offset by the strengthening of the Canadian dollar against the U.S. dollar. Total cash costs per ounce (excluding the Hope Bay mine) in the third quarter of 2021 were essentially the same when compared to the prior year period.

AISC per ounce in the third quarter of 2021 were $1,011 (excluding the Hope Bay mine), compared to $1,016 in the prior-year period. Including the Hope Bay mine, AISC per ounce were $1,059 in the third quarter of 2021. AISC per ounce in the first nine months of 2021 were $1,010 (excluding the Hope Bay mine), compared to $1,078 in the prior-year period. Including the Hope Bay mine, AISC per ounce were $1,035 in the first nine months of 2021.

AISC per ounce (excluding the Hope Bay mine) in the third quarter of 2021 decreased when compared to the prior-year period primarily due to lower total cash costs per ounce and lower sustaining capital expenditures primarily at the Meadowbank Complex. AISC per ounce (excluding the Hope Bay mine) in the first nine months of 2021 decreased when compared to the prior-year period primarily due to lower total cash costs per ounce, partially offset by higher sustaining capital expenditures at the Canadian Malartic and Goldex mines related to the temporary suspension of activities due to COVID-19 in the prior-year periods.

Cash Position – Strong Financial Flexibility

Cash and cash equivalents and short-term investments decreased to $243.6 million at September 30, 2021, from the June 30, 2021 balance of $280.9 million, primarily due to the increase of working capital (mainly supplies and fuel inventory) for the Company's Nunavut operations during the 2021 sealift season. The Company also accelerated the purchase of certain reagents and consumables in order to help offset inflationary trends. As of September 30, 2021, the outstanding balance on the Company's unsecured revolving bank credit facility was nil, and available liquidity under this facility was approximately $1.2 billion, not including the uncommitted $300 million accordion feature.

Approximately 54% of the Company's remaining 2021 estimated Canadian dollar exposure is hedged at an average floor price above 1.27 C$/US$. Approximately 48% of the Company's remaining 2021 estimated Mexican peso exposure is hedged at an average floor price above 20.75 MXP/US$. Approximately 10% of the Company's remaining 2021 estimated Euro exposure is hedged at an average floor price of approximately 1.23 US$/EUR. The Company's full year 2021 cost guidance is based on assumed exchange rates of 1.30 C$/US$, 20.00 MXP/US$ and 1.20 US$/EUR.

During the third quarter of 2021, the Company completed the purchase of diesel relating to its Nunavut operations for the balance of 2021 to mid-year of 2022. The diesel was delivered to the Nunavut sites on the 2021 sealifts. The purchase price, including the impact of fuel hedges, was in line with the 2021 cost guidance assumptions.

The Company will continue to monitor market conditions and anticipates continuing to opportunistically add to its operating currency and diesel hedges to strategically support its key input costs.

Capital Expenditures

Total capital expenditures (including sustaining capital) in the third quarter of 2021 were $223.3 million (excluding Hope Bay). Including Hope Bay, the total capital expenditures in third quarter of 2021 were $246.4 million. The total capital expenditures (including sustaining capital) in 2021 remain forecast to be approximately $803.0 million, excluding the Hope Bay mine.

The following table sets out capital expenditures (including sustaining capital) in the third quarter of 2021 and the first nine months of 2021.

Capital Expenditures
(In thousands of U.S. dollars)

	Three Months Ended	Nine Months Ended
	September 30, 2021	September 30, 2021
Sustaining Capital
LaRonde Complex	$26,224	$75,755
Canadian Malartic mine	13,458	53,771
Meadowbank Complex	11,901	37,188
Meliadine mine	13,679	36,774
Kittila mine	9,564	27,488
Goldex mine	6,844	23,228
Pinos Altos mine	5,827	13,821
La India mine	2,675	5,880
Total Sustaining Capital	$90,172	$273,905

Development Capital
LaRonde Complex	$16,795	$39,284
Canadian Malartic mine	14,355	33,406
Meadowbank Complex	205	8,711
Amaruq underground project	40,516	76,590
Meliadine mine	24,761	53,970
Kittila mine	20,320	55,903
Goldex mine	5,419	13,912
Pinos Altos mine	7,238	15,155
La India mine	2,519	6,164
Other	1,023	10,490
Total Development Capital	$133,151	$313,585
Total Capital Expenditures - excluding Hope Bay	$223,323	$587,490

Hope Bay mine Sustaining Capital	$18,316	$34,713
Hope Bay mine Development Capital	4,736	7,498
Total Capital Expenditures - including Hope Bay	$246,375	$629,701

2021 Production and Cost Guidance Unchanged

Production guidance for 2021 remains unchanged at approximately 2,047,500 ounces of gold (including approximately 24,057 ounces and 2,100 ounces of pre-commercial gold production from the Tiriganiaq open pit at Meliadine and Amaruq underground project, respectively). Commercial production at the Tiriganiaq open pit was declared on August 15, 2021. Estimated payable gold production and costs for 2021 exclude any contribution from Hope Bay. In 2021, gold production at the La India and Meadowbank mines is expected to be below forecast due to a variety of operational challenges. Any shortfall in production at these operations is expected to be offset by stronger than expected performance at the Meliadine and LaRonde mines.

The Company anticipates that total cash costs per ounce and AISC per ounce for 2021 will continue to be in the range of $700 to $750 and $950 to $1,000, respectively. Estimated payable gold production and costs for 2021 exclude any contribution from Hope Bay.

Cost Inflation Update

In the second quarter of 2021, the Company noted that, given rising prices for many commodities and disruptions to global supply-chains, the resulting cost pressures were gradually being pushed downstream and were starting to be reflected in the prices for a number of goods and services used by the Company. Since then, these inflationary pressures have accelerated (e.g., diesel prices have increased by approximately 20% since August 1, 2021), and while the company continues to implement numerous initiatives to offset this, we anticipate upward cost pressure throughout the industry, including at the Company's operations.

While difficult to predict, the Company expects that these price pressures will extend into 2022, depending on when inflation conditions and global supply-chains normalize. As a result, the Company currently expects to see an approximate 5% to 7% increase in reagents and consumables prices in 2022, and a related impact on production costs next year. Given the uncertain nature of the inflationary pressures, the Company will continue to actively monitor and identify opportunities to manage and mitigate input cost increases.

Although there are signs of tightness in certain labour categories, at this time the Company does not anticipate any abnormal impact on projected costs as a result of wage inflation or workforce costs in 2022, other than certain high demand contracting (including related to exploration). The Company's strategy to contain the risk of workforce cost increases includes initiatives such as implementing organizational workforce cost management projects to improve productivity, as well as career development plans to fill specific technical roles with internal candidates where possible. In the Abitibi, given the increased labour market competition, the Company is looking to convert certain contractor groups into permanent employees to reduce turnover.

Demonstrating strong ESG performance

In March 2020, the Company decided to send the Nunavut-based workforce home and isolate its mines from the local communities while continuing to pay 75% of base salary to these employees. A gradual return of the Nunavut-based workforce began at the end of June 2021 after the reintegration plan was approved by the Chief Public Health Officer of Nunavut. Reintegration of the Nunavummiut workforce at Meliadine and the Meadowbank Complex was completed in October 2021.

During the third quarter of 2021, Agnico Eagle's outstanding ESG practices and contributions to the local communities continued to be recognized by several organizations. The following awards were received by the Company's operations during the third quarter of 2021:

•	LaRonde – "Resilience" award at the 2021 gala of the Central Abitibi Chamber of Commerce and Industry for the management of the COVID-19 pandemic
•	Canadian Malartic – "Economic Development Contribution" award at the 41st Gala of the Chamber of Commerce of Val-d'Or, which confirms that Canadian Malartic is a leading local and regional economic driver
•	Creston Mascota – "Silver Helmet" award by the Mexican Chamber of Mines as the 2020 safest mine in Mexico
•	La India – Distinction of Socially Responsible Company (ESR® 2021) for the sixth consecutive year and the 2021 "Ethics and Values" award by the Confederation of Industrial Chambers of Mexico (CONCAMIN) in recognition of the developed policies and ongoing progress relating to corporate social responsibility and sustainable development

Agnico Eagle has committed to support the recommendations of the Task Force on Climate Related Financial Disclosures ("TCFD"). The recommendations provide a useful framework to increase transparency on climate-related risks and opportunities. In 2020, the Company began aligning disclosures with TCFD. In addition, in 2021, the Company committed to Net-Zero Carbon by 2050, reported initial Scope 3 emissions, adopted a governance structure for managing climate change and commenced climate specific risk and opportunity assessments. Agnico Eagle is committed to continuing to implement the TCFD recommendations.

In the third quarter of 2021, the Company had an increase in positive cases of COVID-19 in Mexico and in Nunavut, while the Company's other operating regions remained at levels similar to the second quarter of 2021 (263 total positive cases in the third quarter of 2021, compared to 115 total positive cases in the second quarter of 2021). The Company remains engaged in managing risks related to COVID-19 and continues to apply the measures implemented to help protect the health and safety of its employees and the communities in which it operates.

In Mexico, positive cases increased during the third quarter of 2021, when compared to the second quarter of 2021, due the growing number of cases in the surrounding communities at Pinos Altos. To mitigate the further spread of COVID-19, the Company continues to promote and support the vaccination campaign by the health authorities in Mexico. By the end of the third quarter of 2021, 92% of the total employees at Pinos Altos have had at least one dose and 61% of employees have been fully vaccinated.

The increase in positive cases in Nunavut was a result of a significant COVID-19 outbreak at the Hope Bay Project at the end of September. Due to this recent outbreak, and the fact that COVID-19 cases are continuing to increase in Alberta, the main hub for the Hope Bay Project, the Company decided to idle its operations at the Hope Bay Project. This was done in an orderly fashion while ensuring the safety of employees and the sustainability of Agnico Eagle's infrastructure. Since Nunavummiut workers have not yet returned to the Hope Bay Project, no Nunavummiut were in contact with the positive cases or close contacts. The Company believes the risk of contamination for the surrounding communities and for other Nunavut mines remains very low. The no-contact protocol between the mine site and the communities is still in effect and remains a priority in order to continue protecting the communities. An operational update on the Hope Bay project is set out below.

The table below sets out additional information on COVID-19 cases identified in the third quarter of 2021; a significant majority of which were detected by the Company's screening and testing protocols.

Region	Total Positive Cases	Detected Offsite	Detected by the Company's Protocols	Recovered Cases*
Finland	2	2	—	2
Nunavut	46	15	31	32
Abitibi	8	—	8	8
Mexico	186	4	182	184
Exploration	21	6	15	21
Toronto	—	—	—	—
Sub-Total	263	27	236	247

*Recovered cases in the third quarter of 2021 include employees that were positive and had not yet recovered at the end of the second quarter of 2021.

Agnico Eagle and Kirkland Lake Gold Merger of Equals

On September 28, 2021, Agnico Eagle and Kirkland Lake Gold Ltd. (TSX:KL, NYSE:KL, ASX:KLA) ("Kirkland Lake Gold") announced that they entered into an agreement (the "Merger Agreement") pursuant to which Agnico Eagle will acquire all of the common shares of Kirkland Lake Gold in a merger of equals (the "Merger"), with the combined company to continue under the name "Agnico Eagle Mines Limited".

The Merger will establish the new Agnico Eagle as a high-quality senior producer with the lowest all-in sustaining costs, highest EBITDA margin6 and lowest-risk portfolio7 of operating mines among its Senior Gold Peers8, together with industry-leading best practices in key areas of ESG.

Pursuant to the Merger Agreement, Kirkland Lake Gold shareholders will receive 0.7935 of an Agnico Eagle common share for each Kirkland Lake Gold common share held. Upon closing, existing Agnico Eagle and Kirkland Lake Gold shareholders will own approximately 54% and 46% of the combined company, respectively.

Canadian Competition Act approval was received on October 4, 2021. Additionally, Agnico Eagle and Kirkland Lake Gold have received relief from the Australian Securities and Investments Commission from compliance with the prospectus and secondary sale requirements of Part 6D.2 and Part 6D.3 of the Australian Corporations Act.

The joint management information circular is expected to be mailed on November 3, 2021 and meetings of Agnico Eagle shareholders and Kirkland Lake Gold shareholders have each been scheduled for November 26, 2021. The Merger is expected to close in December 2021 or in the first quarter of 2022, subject to satisfaction of the conditions under the Merger Agreement. For additional details on the Merger, see Agnico Eagle's and Kirkland Lake Gold's joint news release dated September 28, 2021 and Agnico Eagle's material change report filed on SEDAR.

6 Lowest all-in sustaining cost and highest EBITDA margin are non-GAAP financial performance measures and are based on data from Bloomberg, equity research reports or public disclosure of the Senior Gold Peers. These measures have no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Financial comparisons between new Agnico Eagle and its Senior Gold Peers are made on the basis of the data presented by Bloomberg, equity research reports or public disclosure which may not be calculated in the same manner as Agnico calculates comparable measures.

7 Lowest-risk portfolio is an assessment of risk based data from The Fraser Institute’s "Survey of Mining Companies 2020" (the "Fraser Report") and historical production data for calendar year 2020 included in the public disclosure of the Senior Gold Peers. The risk assessment is determined for the new Agnico Eagle and each Senior Gold Peer by using the Fraser Report scores for mining jurisdictions across the world and weighting such scores based on each entity’s 2020 production in each applicable jurisdiction.

8 “Senior Gold Peers” means Barrick Gold Corporation, Kinross Gold Corporation, Newcrest Mining Limited and Newmont Corporation

Unless otherwise stated in this News Release, the forward looking information contained herein, including forward looking information regarding the Company's production and costs does not include the effect of the Merger with Kirkland Lake Gold.

Dividend Record and Payment Dates for the Fourth Quarter of 2021

Agnico Eagle's Board of Directors has declared a quarterly cash dividend of $0.35 per common share, payable on December 15, 2021 to shareholders of record as of December 1, 2021. Agnico Eagle has declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for the 2021 Fiscal Year

Record Date	Payment Date
December 1, 2021*	December 15, 2021*

*Declared

Dividend Reinvestment Plan

Please see the following link for information on the Company's dividend reinvestment plan: Dividend Reinvestment Plan

Third Quarter 2021 Results Conference Call and Webcast Tomorrow

Agnico Eagle's senior management will host a conference call on Thursday, October 28, 2021 at 11:00 AM (E.D.T.) to discuss the Company's third quarter financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company's website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-764-8659 or toll-free 1-888-664-6392. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 416-764-8677 or toll-free 1-888-390-0541, access code 57168607. The conference call replay will expire on November 28, 2021.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

NORTHERN BUSINESS REVIEW

ABITIBI REGION, QUEBEC

Agnico Eagle is currently Quebec's largest gold producer with a 100% interest in the LaRonde Complex (which includes the LaRonde and LaRonde Zone 5 ("LZ5") mines) and the Goldex mine and a 50% interest in the Canadian Malartic mine. These mines are located within 50 kilometres of each other, which provides operating synergies and allows for the sharing of technical expertise.

LaRonde Complex – Higher Grades Drive Strong Operational Performance; New Quarterly Tonnage Record Set at LZ5; Drilling Continues to Expand 20N South Zinc Zone at Depth

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988. The LZ5 property lies adjacent to and west of the LaRonde mine and previous operators exploited the zone by open pit mining. The LZ5 mine achieved commercial production in June 2018.

LaRonde Complex – Operating Statistics
	Three Months Ended	Three Months Ended
	September 30, 2021	September 30, 2020
Tonnes of ore milled (thousands of tonnes)	737	769
Tonnes of ore milled per day	8,011	8,359
Gold grade (g/t)	4.71	4.27
Gold production (ounces)	106,747	100,180
Production costs per tonne (C$)	$126	$137
Minesite costs per tonne (C$)	$108	$99
Production costs per ounce of gold produced ($ per ounce)	$691	$775
Total cash costs per ounce of gold produced ($ per ounce)	$458	$476

Gold production in the third quarter of 2021 increased when compared to the prior-year period primarily as a result of higher gold grades, partially offset by lower throughput levels. A higher proportion of the ore milled was sourced from the West mine leading to higher gold grades in the quarter. Throughput levels were affected by delays in the mining sequence primarily related to issues with the pastefill network.

Production costs per tonne in the third quarter of 2021 decreased when compared to the prior-year period primarily as a result of the timing of unsold concentrate inventory, partially offset by lower throughput levels. Production costs per ounce in the third quarter of 2021 decreased when compared to the prior-year period primarily as a result of higher gold grades and lower production costs per tonne, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Minesite costs per tonne9 in the third quarter of 2021 increased when compared to the prior-year period primarily due to lower throughput levels. Total cash costs per ounce in the third quarter of 2021 decreased when compared to the prior-year period primarily as a result of higher gold grades and higher by-product revenues due to higher average realized by-product metal prices, partially offset by the strengthening of the Canadian dollar against the U.S. dollar and higher minesite costs per tonne.

LaRonde Complex – Operating Statistics
	Nine Months Ended	Nine Months Ended
	September 30, 2021	September 30, 2020
Tonnes of ore milled (thousands of tonnes)	2,222	1,935
Tonnes of ore milled per day	8,139	7,062
Gold grade (g/t)	4.38	4.13
Gold production (ounces)	297,348	244,184
Production costs per tonne (C$)	$119	$111
Minesite costs per tonne (C$)	$110	$104
Production costs per ounce of gold produced ($ per ounce)	$712	$658
Total cash costs per ounce of gold produced ($ per ounce)	$499	$552

Gold production in the first nine months of 2021 increased when compared to the prior-year period primarily as a result of higher throughput and higher gold grades. In the first nine months of 2021, the LaRonde Complex operated at or above planned levels and milled a higher proportion of higher grade ore from the West mine area. In the prior-year period, access to the West mine area was delayed in the first quarter as additional ground support was being completed and the operations were suspended from March 23, 2020 to April 29, 2020 as ordered by the Government of Quebec in response to COVID-19 (the "Quebec Order").

Production costs per tonne in the first nine months of 2021 increased when compared to the prior-year period primarily due to the timing of unsold concentrate inventory, higher development activity and higher underground maintenance costs. Production costs per ounce in the first nine months of 2021 increased when compared to the prior-year period due to the reasons described above and the strengthening of the Canadian dollar against the U.S. dollar, partially offset by higher gold grades.

Minesite costs per tonne in the first nine months of 2021 increased when compared to the prior-year period primarily due to higher development activity and higher underground maintenance costs. Total cash costs per ounce in the first nine months of 2021 decreased when compared to the prior-year period due to higher gold grades and higher by-product revenues due to higher average realized by-product metal prices, partially offset by the strengthening of the Canadian dollar against the U.S. dollar and higher minesite costs per tonne.

9 Minesite costs per tonne is a non-GAAP measure. For a reconciliation of this measure to production costs as reported in the financial statements, see "Reconciliation of Non-GAAP Financial Performance Measures" below. See also "Note Regarding Certain Measures of Performance" below.

Operational Highlights

•	The LaRonde Complex had another strong quarter with higher than anticipated production at 106,747 ounces of gold primarily due to higher gold grades. Ore production was affected by a delay in the mining sequence related to a blockage in the pastefill network, equipment availability and issues with the 194 booster fan limiting access to some levels in the LaRonde mine. The shortfall in production from the East mine area was partially offset by increased production from the West mine area and record quarterly production from the LZ5 mine

•	The LZ5 mine set a second consecutive quarterly record with a mining rate averaging approximately 3,290 tonnes per day ("tpd"), above the targeted mining rate of 3,020 tpd. The continuous improvement in mining rate demonstrates the realized upside potential from automated equipment. The Company is targeting to maintain this mining rate in the fourth quarter of 2021

•	In the third quarter of 2021, the mining rate in the West mine area averaged 1,280 tpd compared to a target of 1,250 tpd, which resulted in over 31% of the gold produced by the LaRonde Complex being sourced from the West mine. In the fourth quarter of 2021, approximately 25-27% of the gold is expected to be sourced from the West mine area

•	Production from automated equipment continued to track well above target both at LaRonde and LZ5. At the LaRonde mine, 26% of the production mucking was done in automated mode with operators based on surface. At the LZ5 mine, 16% of the production mucking and hauling was done in automated mode with operators based on surface

•	In the fourth quarter of 2021, booster fan 194 at the LaRonde mine will be stopped for two weeks for scheduled maintenance. During that period, development activities will be reduced while production activities will be maintained at normal operating levels. Also in the fourth quarter of 2021, maintenance will be carried out at the mill over a 30-day period to repair and improve the 5,000 tonne ore silo. During this period, the mill is expected to operate as planned and will be fed using a buggy bin

•	As part of ongoing stakeholder engagement, the Company is in advanced discussions with First Nations groups concerning a collaboration agreement with respect to operations at the LaRonde Complex and the agreement is expected to be finalized in November 2021

Project Highlights

•	At Zone LR11-3 (which is at the past producing Bousquet 2 mine), the dewatering of the old workings continued according to plan in the third quarter of 2021 and is expected to be completed in the first half of 2022. The development access from level 146 of the LaRonde mine towards Zone LR11-3 advanced by 434 metres and reached the main ramp. Production activities in Zone LR11-3 are expected to begin in late 2022

•	The construction of the drystack tailings facilities is progressing on schedule. The overall engineering level is now 96% complete. The thickener construction is completed. The filtration plant building and north cell pumping station foundations are under construction. The drystack tailings facility is expected to be operational by the end of 2022

Exploration

•	The Company expects to spend $14.1 million in 2021 to drill 39,800 metres and also to develop, extend or rehabilitate three exploration drifts (track drifts 9.0 and 215 and exploration drift 291 west) from the LaRonde 3 infrastructure towards the west below the LZ5 mine workings. During the third quarter of 2021, the Company delivered the third drill station on track drift 9.0 and initial exploration drilling started from the first drill station. The enlargement of track drift 215 progressed by 394 metres and the exploration drift 291 west advanced by 102 metres

•	Exploration is focused on extensions to LZ5, Zone 6, Zone 20N, and mineralization at the past producing Bousquet mine, as well as extensions to the recently discovered 20N Zinc South Zone located below 3,100 metes depth near the East mine

•	Highlights from recent exploration drilling in the 20N Zinc South Zone include: hole LR317-04, which returned 9.3 g/t gold, 113.7 g/t silver, 0.9% copper and 2.6% zinc over 4.6 metres at 3,464 metres depth approximately 80 metres beneath the mineral resource defined at the end of 2020, and hole LR284-01, which returned 0.5 g/t gold, 41.4 g/t silver and 11.9% zinc over 2.8 metres at 3,126 metres depth approximately 80 metres east of the mineral resource

Exploration results for the LaRonde Complex are expected to be reported in a Company News Release on November 2, 2021.

Canadian Malartic – New Quarterly Record for Tonnage Mined and Tonnage Milled; Odyssey Development Project on Schedule and Budget; East Gouldie Drilling Continues to Infill and Expand Mineralization

In June 2014, Agnico Eagle and Yamana Gold Inc. ("Yamana") acquired Osisko Mining Corporation (now Canadian Malartic Corporation) and created Canadian Malartic GP (the "Partnership"). The Partnership owns the Canadian Malartic mine in northwestern Quebec and operates it through a joint management committee. Each of Agnico Eagle and Yamana has a direct and indirect 50% ownership interest in the Partnership. All volume data in this section reflect the Company's 50% interest in the Canadian Malartic mine, except as otherwise indicated. The Odyssey underground project was approved for construction in February 2021.

Canadian Malartic Mine – Operating Statistics*
All metrics exclude pre-commercial production tonnes and ounces	Three Months Ended	Three Months Ended
	September 30, 2021	September 30, 2020
Tonnes of ore milled (thousands of tonnes) (100%)	5,828	4,502
Tonnes of ore milled per day (100%)**	63,348	59,150
Gold grade (g/t)	1.03	1.00
Gold production (ounces)	86,803	63,093
Production costs per tonne (C$)	$27	$31
Minesite costs per tonne (C$)	$27	$29
Production costs per ounce of gold produced ($ per ounce)	$719	$819
Total cash costs per ounce of gold produced ($ per ounce)	$705	$772

*In the third quarter of 2020, the Barnat open pit had 13,305 ounces of pre-commercial gold production.

**Excluding tonnes milled on a pre-commercial production basis, the mill operated for an equivalent of 76 days in the third quarter of 2020.

Gold production in the third quarter of 2021 increased when compared to the prior-year period primarily due to higher throughput levels and higher gold grades. The higher throughput primarily resulted from strong operational performance, with a record quarterly production excavated from the pits (18.9 million tonnes) and a record quarterly ore milled (5.83 million tonnes or 63,348 tpd). The higher gold grade primarily resulted from increased sourcing of ore from the higher grade Barnat pit in the third quarter of 2021.

Production costs per tonne in the third quarter of 2021 decreased when compared to the prior-year period primarily due to lower mill production costs resulting from higher throughput levels and the timing of unsold inventory. Production costs per ounce in the third quarter of 2021 decreased when compared to the prior-year period primarily due to higher gold grades and lower production costs per tonne, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Minesite costs per tonne in the third quarter of 2021 decreased when compared to the prior-year period primarily due to lower mill production costs resulting from higher throughput levels. Total cash costs per ounce in the third quarter of 2021 decreased when compared to the prior-year period primarily due to lower minesite costs per tonne and higher gold grades, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Canadian Malartic Mine – Operating Statistics*
All metrics exclude pre-commercial production tonnes and ounces	Nine Months Ended	Nine Months Ended
	September 30, 2021	September 30, 2020
Tonnes of ore milled (thousands of tonnes) (100%)	16,730	13,600
Tonnes of ore milled per day (100%)**	61,282	54,973
Gold grade (g/t)	1.11	0.94
Gold production (ounces)	268,459	179,016
Production costs per tonne (C$)	$27	$27
Minesite costs per tonne (C$)	$28	$27
Production costs per ounce of gold produced ($ per ounce)	$675	$769
Total cash costs per ounce of gold produced ($ per ounce)	$659	$756

*In the first nine months of 2020, the Barnat open pit had 18,930 ounces of pre-commercial gold production.

**Excluding tonnes milled on a pre-commercial production basis, the mill operated for an equivalent of 247 days in the first nine months of 2020.

Gold production in the first nine months of 2021 increased when compared to the prior-year period primarily due to higher throughput and higher gold grades. The higher throughput primarily resulted from strong operational performance and continuous operation through the first nine months of 2021 while, in the prior-year period, the operations were suspended from March 23, 2020 to April 17, 2020 due to the Quebec Order. The higher gold grade primarily resulted from increased sourcing of ore from the higher grade Barnat pit in the first nine months of 2021 while, in the prior-year period, lower grade stockpiles were processed during the ramp-up of operations following the Quebec Order.

Production costs per tonne in the first nine months of 2021 were the same when compared to the prior-year period primarily due to higher open pit production costs resulting from a higher stripping ratio at the Barnat pit, offset by higher throughput and higher deferred stripping adjustment. Production costs per ounce in the first nine months of 2021 decreased when compared to the prior-year period primarily due to higher gold production, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Minesite costs per tonne in the first nine months of 2021 were essentially the same when compared to the prior-year period primarily due to higher open pit production costs resulting from a higher stripping ratio at the Barnat pit, mostly offset by higher throughput and higher deferred stripping adjustment. Total cash costs per ounce in the first nine months of 2021 decreased when compared to the prior-year period primarily due to higher gold production, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Operational Highlights

•	The mine had another strong quarter, achieving a second consecutive quarterly record for tonnes mined at 18.9 million tonnes. The Canadian Malartic pit production was lower than planned due to limited mining flexibility from a reduced footprint at the bottom of the pit combined with a higher density of underground openings. The lower performance from the Canadian Malartic pit was more than offset by a strong performance at the Barnat pit primarily due to low truck cycle time and softer rock conditions

•	The mill set a new quarterly record for tonnage milled, processing 5,829,200 tonnes (63,348 tpd on a 100% basis) in the third quarter of 2021, helped by the softer ground conditions at Barnat

Project Highlights

Canadian Malartic:

•	Tailings disposal is expected to transition to in-pit deposition in 2024 following the completion of mining in the Canadian Malartic pit in 2023. To add flexibility for tailings disposal prior to the transition, construction to increase current cell capacity is expected to start in the fourth quarter of 2021

Odyssey Project:

•	In the third quarter of 2021, underground development was slightly below plan as a result of lower equipment and personnel availability. The ramp development, with 1,118 metres completed in 2021, remains ahead of schedule and below budget from lower development unit costs than anticipated. The excavation of the first ventilation raise was started and advanced by 25 metres. In the fourth quarter of 2021, the focus will remain on the development of the main ramp, the exploration drift and the production levels 16 and 21

•	Automation technology was successfully tested with the operation of a development scoop from surface

•	In the third quarter of 2021, the contracts for production equipment and service equipment were awarded, with equipment delivery expected to start in 2022. Production equipment will have electric and diesel engines, while the service equipment will be battery powered

•	The contract for the shaft sinking is expected to be awarded in the fourth quarter of 2021. The sinking infrastructure procurement is on schedule and on budget. The shaft sinking is expected to start in the fourth quarter of 2022

•	The concrete headframe slipform pour started on September 29, 2021 and was completed in October 2021. The structural steel installation is expected to start in the fourth quarter of 2021. The headframe construction is on schedule and on budget

•	The concrete foundation for the maintenance garage was completed in the third quarter of 2021. The surface facilities of the maintenance garage are expected to be completed by the second quarter of 2022

Exploration

•	Highlights from infill drilling at the East Gouldie deposit during the third quarter of 2021 include: hole MEX21-208, which was drilled into the shallower, western portion of the deposit and intersected 6.8 g/t gold over 41.4 metres at 1,069 metres depth, including 10.4 g/t gold over 20.6 metres at 1,064 metres depth; and hole MEX21-203R, which was drilled into the central core of the deposit and intersected 8.0 g/t gold over 25.5 metres at 1,496 metres depth, including 14.5 g/t gold over 10.6 metres at 1,497 metres depth

•	On the adjacent Rand Malartic property, hole RD21-4678 returned 6.3 g/t gold over 4.8 metres at 1,989 metres depth, extending the East Gouldie deposit 1.5 kilometres east of the current mineral resources outline, further demonstrating the excellent potential to significantly grow the size of the East Gouldie deposit

•	At Canadian Malartic in 2021, the Company expects to spend $11.9 million (50% basis) for 141,400 metres (100% basis) of exploration and conversion drilling focused on continued development of the East Gouldie deposit. The regional exploration budget was increased from $3.2 million (50% basis) to $4.4 million (50% basis) to add additional pierce points into the newly defined eastern extension of the East Gouldie deposit

Exploration results for the Canadian Malartic mine are expected to be reported in a Company News Release on November 2, 2021.

Goldex – Steady Cost Performance Continues; Akasaba Project Under Review for Potential Start-Up

The 100% owned Goldex mine in northwestern Quebec began production from the M and E zones in September 2013. Commercial production from the Deep 1 Zone commenced on July 1, 2017.

Goldex Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2021	September 30, 2020
Tonnes of ore milled (thousands of tonnes)	695	709
Tonnes of ore milled per day	7,554	7,707
Gold grade (g/t)	1.40	1.50
Gold production (ounces)	28,823	31,008
Production costs per tonne (C$)	$42	$41
Minesite costs per tonne (C$)	$41	$42
Production costs per ounce of gold produced ($ per ounce)	$806	$703
Total cash costs per ounce of gold produced ($ per ounce)	$762	$702

Gold production in the third quarter of 2021 decreased when compared to the prior-year period primarily due to lower gold grades and lower throughput levels, partially offset by higher gold recovery at the mill. Adjustments to the mining sequence to manage a blockage in the pastefill network resulted in lower than expected ore tonnes from the higher grade South zone.

Production costs per tonne in the third quarter of 2021 were essentially the same when compared to the prior-year period. Production costs per ounce in the third quarter of 2021 increased when compared to the prior-year period primarily due to the strengthening of the Canadian dollar against the U.S. dollar and the lower gold grades.

Minesite costs per tonne in the third quarter of 2021 were essentially the same when compared to the prior-year period. Total cash costs per ounce in the third quarter of 2021 increased when compared to the prior-year period due to the strengthening of the Canadian dollar against the U.S. dollar and the lower gold grades.

Goldex Mine – Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2021	September 30, 2020
Tonnes of ore milled (thousands of tonnes)	2,145	1,899
Tonnes of ore milled per day	7,857	6,931
Gold grade (g/t)	1.57	1.58
Gold production (ounces)	98,132	88,033
Production costs per tonne (C$)	$41	$41
Minesite costs per tonne (C$)	$41	$41
Production costs per ounce of gold produced ($ per ounce)	$723	$659
Total cash costs per ounce of gold produced ($ per ounce)	$686	$653

Gold production in the first nine months of 2021 increased when compared to the prior-year period primarily due to higher mill throughput levels. The higher throughput primarily resulted from continuous operation through the period while, in the prior-year period, the operations were suspended from March 23, 2020 to April 24, 2020 due to the Quebec Order.

Production costs per tonne in the first nine months of 2021 were the same when compared to the prior-year period. Production costs per ounce in the first nine months of 2021 increased when compared to the prior-year period primarily due to the strengthening of the Canadian dollar against the U.S. dollar.

Minesite costs per tonne in the first nine months of 2021 were the same when compared to the prior-year period. Total cash costs per ounce in the first nine months of 2021 increased when compared to the prior-year period due to the strengthening of the Canadian dollar against the U.S. dollar.

Operational Highlights

•	In the third quarter of 2021, production included higher production from the lower-grade M&E zones due to temporary issues with the pastefill network which resulted in an adjustment of the mining sequence and affected production from the higher grade South zone and the Deep 1 zone

•	In the fourth quarter of 2021, with the pastefill network back to full operation, Goldex expects to return to production levels seen in the first and second quarters of 2021

•	The extraction of the first six stopes from the South zone indicate that gold grade is better than predicted by the block model and that performance on dilution is better than expected

Project Highlights

•	The Company is revisiting the Akasaba West project with the intention to integrate it into the Goldex production profile. An internal technical evaluation is being updated to reflect current financial parameters and to optimize the production rate

•	The Company acquired the Akasaba West gold-copper deposit in January 2014. All the necessary permits were received in 2018. In February 2019, the Company decided to postpone the development of the Akasaba West open pit based on the prioritization of development capital spending

•	Located less than 30 kilometres from Goldex, the Akasaba West deposit is expected to create flexibility and synergies for the Company's operations in the Abitibi region by utilizing extra milling capacity at both Goldex and LaRonde. Akasaba West contains probable mineral reserves of 147,000 ounces of gold and 25,900 tonnes of copper (5.4 million tonnes grading 0.85 g/t gold and 0.48% copper)

Kirkland Lake Project – Drilling Continues to Encounter a Broad Zone of High Grade Gold-Copper Mineralization Outside of the Known Mineral Resource Outline at Upper Beaver Project; Exploration Testing New Targets at Upper Canada Gold Deposit

The 100% owned Kirkland Lake project in northeastern Ontario covers approximately 25,506 hectares (approximately 35 kilometres long by 17 kilometres wide) in the prolific Kirkland Lake mining district.

At the Upper Beaver gold-copper deposit in the north-east area of the Company's Kirkland Lake property, drilling in the Footwall zone continues to return a broad zone of high-grade gold and copper outside of the current mineral resources and investigation continues upward from depth towards surface to extend mineralization and connect it with the Footwall zone at depth.

Conversion drilling below 1,400 metres depth has returned a thick high-grade intersection of the East Porphyry zone, with hole KLUB21-307W13 returning 8.7 g/t gold and 0.81% copper over 18.2 metres at 1,435 metres depth.

These recent results are expected to have a positive impact on the mineral reserves and mineral resources. An updated internal evaluation on Upper Beaver project is expected to be completed in 2022.

Approximately 57,000 metres of drilling have been completed during the first nine months of 2021 at the Kirkland Lake project, with the shallow and deep resource conversion programs at Upper Beaver remaining the focus. Regional exploration is also ongoing over different areas of the large land package owned by Agnico Eagle in the Kirkland Lake district including the Upper Canada, Munro, Skead and Bidgood properties.

Exploration results for the Kirkland Lake project are expected to be reported in a Company News Release on November 2, 2021.

NUNAVUT REGION

Agnico Eagle considers Nunavut a politically attractive and stable jurisdiction with enormous geological potential. With the Company's Meliadine mine and Meadowbank Complex (including the Amaruq satellite deposit), together with the recently acquired Hope Bay mine and other exploration projects, Nunavut has the potential to be a strategic operating platform for the Company with the ability to generate strong gold production and cash flows over several decades.

Meliadine Mine – Record Quarterly Gold Production; Nunavummiut Workforce Successfully Reintegrated in the Third Quarter of 2021

Located near Rankin Inlet in the Kivalliq District of Nunavut, Canada, the Meliadine project was acquired in July 2010. The Company owns 100% of the 111,358-hectare property. In February 2017, the Company's Board of Directors approved the construction of the Meliadine project and commercial production was declared on May 14, 2019.

Meliadine Mine – Operating Statistics*
All metrics exclude pre-commercial production tonnes and ounces	Three Months Ended	Three Months Ended
	September 30, 2021	September 30, 2020
Tonnes of ore milled (thousands of tonnes)	377	368
Tonnes of ore milled per day**	4,572	4,000
Gold grade (g/t)	7.58	8.16
Gold production (ounces)	90,143	94,775
Production costs per tonne (C$)	$175	$244
Minesite costs per tonne (C$)	$202	$240
Production costs per ounce of gold produced ($ per ounce)	$585	$706
Total cash costs per ounce of gold produced ($ per ounce)	$634	$695

*In the third quarter of 2021, the Tiriganiaq open pit had 6,881 ounces of pre-commercial gold production. In the third quarter of 2020, the Tiriganiaq open pit had 1,982 ounces of pre-commercial gold production.

**Excluding tonnes milled on a pre-commercial production basis, the mill operated for an equivalent of 82 days in the third quarter of 2021

Gold production (excluding pre-commercial gold production) in the third quarter of 2021 decreased when compared to the prior-year period primarily due to lower gold grades as per the mining sequence and increased tonnage from the lower grade open pit ore, partially offset by higher throughput levels.

Production costs per tonne in the third quarter of 2021 decreased when compared to the prior-year period due to higher throughput levels and the timing of unsold inventory, partially offset by higher site services costs, and the inclusion of open pit costs following the commencement of commercial production at Tiriganiaq. Production costs per ounce in the third quarter of 2021 decreased when compared to the prior-year period due to lower production costs per tonne and the timing of unsold inventory, partially offset by the strengthening of the Canadian dollar against the U.S. dollar and the lower gold grades.

Minesite costs per tonne in the third quarter of 2021 decreased when compared to the prior-year period primarily due to higher throughput levels, partially offset by higher site services costs, and the inclusion of open pit costs following the commencement of commercial production at Tiriganiaq. Total cash costs per ounce in the third quarter of 2021 decreased when compared to the prior-year period due to lower minesite costs per tonne, partially offset by the lower gold grades.

Meliadine Mine – Operating Statistics*
All metrics exclude pre-commercial production tonnes and ounces	Nine Months Ended	Nine Months Ended
	September 30, 2021	September 30, 2020
Tonnes of ore milled (thousands of tonnes)	1,039	1,012
Tonnes of ore milled per day**	4,590	3,693
Gold grade (g/t)	7.51	7.08
Gold production (ounces)	265,787	224,125
Production costs per tonne (C$)	$203	$243
Minesite costs per tonne (C$)	$214	$243
Production costs per ounce of gold produced ($ per ounce)	$630	$814
Total cash costs per ounce of gold produced ($ per ounce)	$626	$822

*In the first nine months of 2021, the Tiriganiaq open pit had 24,057 ounces of pre-commercial gold production. In the first nine months of 2020, the Tiriganiaq open pit had 1,982 ounces of pre-commercial gold production..

**Excluding tonnes milled on a pre-commercial production basis, the mill operated for an equivalent of 226 days in the first nine months of 2021.

Gold production in the first nine months of 2021 increased when compared to the prior-year period primarily due to higher gold grades as expected based on the mining sequence and higher throughput levels. In the prior-year period, the Meliadine processing plant was affected by a failure of the crusher apron feeder resulting in lower throughput levels in the first quarter of 2020 and by reduced operating rates related to measures taken to reduce the spread of COVID-19 in the second quarter of 2020.

Production costs per tonne in the first nine months of 2021 decreased when compared to the prior-year period due to higher throughput and the timing of unsold inventory. Production costs per ounce in the first nine months of 2021 decreased when compared to the prior-year period due to lower production costs per tonne and higher gold grades, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Minesite costs per tonne in the first nine months of 2021 decreased when compared to the prior-year period primarily due to higher throughput. Total cash costs per ounce in the first nine months of 2021 decreased when compared to the prior-year period due to lower minesite costs per tonne and higher gold grades.

Operational Highlights

•	The gradual reintegration of the Nunavummiut workforce was completed in the third quarter of 2021

•	Meliadine delivered another strong quarter of operational performance with a record quarterly gold production of 97,024 ounces (including 6,881 gold ounces of pre-commercial production from the Tiriganiaq open pit)

•	Commercial production at the Tiriganiaq open pit was declared on August 15, 2021, 15 days ahead of schedule

•	The saline water discharge to sea season started on August 14, 2021 and was almost completed at the end of the quarter

•	Phase 2 expansion work is progressing as planned, with environmental fieldwork, engineering studies and consultations ongoing

•	Sealift activities for the 2021 season are progressing as planned and are expected to be completed in the fourth quarter of 2021

Water Management Update

•	Waterline Activities – The Nunavut Impact Review Board reviewed the permit application and issued a positive recommendation on the waterline project. The decision from the federal minister of Northern Affairs was delayed due to the Federal election and is now expected to be received in the fourth quarter of 2021. The delay is not expected to have any significant impact on the saline water storage capacity

Exploration - Mine Site Conversion Drilling Update

During delineation drilling at the Tiriganiaq deposit, hole M425-156-F1 intersected 27.4 metres grading 20.3 g/t gold (capped at 50 g/t gold) at a depth of 380 metres, with mineralization appearing to be associated with the veining. The intersection is in an interlode area where no stope had been planned and below a stope where mining is occurring. The grade is much higher than expected by the current block model and the results demonstrate why production at Tiriganiaq is exceeding the contained ounces in mineral reserve estimate as infill drilling and mining of the deposit progresses.

At Meliadine in 2021, the Company expects to spend $8.3 million for 44,000 metres of capitalized drilling with a focus on conversion at the Tiriganiaq, Normeg and Wesmeg deposits, as well as exploration drilling of the Tiriganiaq, Wesmeg, Pump, F-Zone and Wolf deposits.

In regional exploration, drilling is continuing to test targets around the Discovery deposit including the Aquarius target located 12 kilometres southeast of the mine, which is characterized by a mineralized iron formation similar to the Discovery and Tiriganiaq deposits. The Company expects to spend an additional $1.5 million for 7,000 metres of regional exploration drilling on the wider Meliadine property in 2021.

Exploration results from the Meliadine property will be presented in the Company's News Release dated November 2, 2021.

Meadowbank Complex – Record Quarterly Gold Production; Optimization and Cost Reduction Initiatives Continue; Step-Out Drilling Intercepts Significant Mineralization in the Mammoth Area

The 100% owned Meadowbank Complex is located approximately 110 kilometres by road north of Baker Lake in the Kivalliq District of Nunavut, Canada. The Complex consists of the Meadowbank mine and mill and the Amaruq satellite deposit, which is located 50 kilometres northwest of the Meadowbank mine. The Meadowbank mine achieved commercial production in March 2010, and mining activities at the site were completed by the fourth quarter of 2019.

The Amaruq mining operation uses the existing infrastructure at the Meadowbank minesite. Additional infrastructure has also been built at the Amaruq site. Amaruq ore is transported using long haul off-road type trucks to the mill at the Meadowbank site for processing. The Amaruq satellite deposit achieved commercial production on September 30, 2019.

Meadowbank Complex – Operating Statistics
All metrics exclude pre-commercial production tonnes and ounces	Three Months Ended	Three Months Ended
	September 30, 2021	September 30, 2020
Tonnes of ore milled (thousands of tonnes)	971	907
Tonnes of ore milled per day	10,554	9,859
Gold grade (g/t)	3.13	2.79
Gold production (ounces)	89,706	74,921
Production costs per tonne (C$)	$143	$138
Minesite costs per tonne (C$)	$144	$139
Production costs per ounce of gold produced ($ per ounce)	$1,242	$1,231
Total cash costs per ounce of gold produced ($ per ounce)	$1,214	$1,260

In the third quarter of 2021, gold production increased when compared to the prior-year period primarily due to the higher mining rate and mill throughput, and higher gold grades with the deepening of the pit and the contribution from the IVR open pit. The higher throughput in the third quarter of 2021 resulted from solid mill performance and good ore grinding properties.

Production costs per tonne in the third quarter of 2021 increased when compared to the prior-year period primarily due to higher use of aggregates, higher labour rates related to higher contractor ratio, higher sealift costs from increased material transportation and lower capitalized deferred stripping adjustments, partially offset by the timing of inventory sales. Production costs per ounce in the third quarter of 2021 increased when compared to the prior-year period due to the strengthening of the Canadian dollar against the U.S. dollar and the higher production costs per tonne, partially offset by higher gold grades.

Minesite costs per tonne in the third quarter of 2021 increased when compared to the prior-year period primarily due to the reasons described above. Total cash costs per ounce in the third quarter of 2021 decreased when compared to the prior-year period primarily due to higher gold grades, partially offset by the strengthening of the Canadian dollar against the U.S. dollar and the higher minesite costs per tonne.

Meadowbank Complex – Operating Statistics*
All metrics exclude pre-commercial production tonnes and ounces	Nine Months Ended	Nine Months Ended
	September 30, 2021	September 30, 2020
Tonnes of ore milled (thousands of tonnes)	2,774	1,798
Tonnes of ore milled per day	10,168	6,562
Gold grade (g/t)	3.12	2.64
Gold production (ounces)	255,222	140,679
Production costs per tonne (C$)	$134	$157
Minesite costs per tonne (C$)	$137	$155
Production costs per ounce of gold produced ($ per ounce)	$1,155	$1,494
Total cash costs per ounce of gold produced ($ per ounce)	$1,139	$1,511

*In the first nine months of 2021, the Amaruq underground project had 348 ounces of pre-commercial gold production.

In the first nine months of 2021, gold production increased when compared to the prior-year period primarily due to higher throughput resulting from improved operational performance, optimization of processing facility throughput and higher gold grades with deepening of the pit and the contribution from the IVR open pit. In the prior-year period, production activities at the Complex were reduced and the mill was put on care and maintenance from March 19, 2020 to May 28, 2020 related to the implementation of measures to reduce the spread of COVID-19.

Production costs per tonne in the first nine months of 2021 decreased when compared to the prior-year period primarily due to higher mill throughput, partially offset by lower deferred stripping adjustment. Production costs per ounce in the first nine months of 2021 decreased when compared to the prior-year period due to higher gold production and lower production costs per tonne, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Minesite costs per tonne in the first nine months of 2021 decreased when compared to the prior-year period primarily due to higher mill throughput, partially offset by lower deferred stripping adjustment. Total cash costs per ounce in the first nine months of 2021 decreased when compared to the prior-year period due to higher gold production and lower minesite costs per tonne, partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Operational Highlights

•	At the end of June 2021, the Company began a gradual reintegration of the Nunavummiut workforce. This reintegration was completed in October 2021

•	In the third quarter of 2021, the Meadowbank Complex continued to optimize its operations and achieved a record quarterly production of 89,706 ounces of gold despite challenges related to heavy rainfalls and their impact on production drilling

•	Gold grades to the mill were lower than forecast as a result of the changes in the mining sequence as reported in the Company's news release dated July 28, 2021, higher than expected dilution and production delays related to the above average rainfall in July and August of 2021

•	In the third quarter of 2021, as a result of the above events and a higher stripping ratio, operating costs were higher than expected. The Company continues to work on optimization and cost reduction initiatives, which, so far, have resulted in improved fleet performance

•	The long haul truck fleet demonstrated another quarter of strong performance as a result of good mechanical availability, improved productivity and no delays from the caribou migration. An additional four long haul trucks are expected to be received in October 2021, adding to the fleet capacity

•	The Company had planned to complete a five-day mill shutdown in the third quarter of 2021 to tie-in the High Pressure Grinding Rolls. This shutdown was delayed until the first week of October 2021 and was extended to seven days to permit the completion of additional mill maintenance

•	The sealift activities for the 2021 season were successfully completed in October 2021

•	In 2021, gold production has been averaging approximately 85,000 ounces per quarter. The recent changes in mining sequence and production delays have introduced some variability in the production plan for the remainder of 2021 and gold production in the fourth quarter of 2021 is now expected to be below the 2021 quarterly average. The shortfall in yearly gold output at the Meadowbank Complex is expected to be offset by better than forecast gold production at Meliadine

Underground Project Highlights

•	Underground development continues to progress ahead of schedule with 723 metres completed in the third quarter of 2021. The Alimak raise as well as the emergency egress were completed during the quarter

•	For the fourth quarter of 2021, the focus is shifting to operational readiness

•	The engineering and procurement activities for the underground infrastructure, including the main ventilation system, the underground maintenance shop and the cemented rockfill plant, are on target to be ready for production which is expected in the first half of 2022

Exploration

•	In 2021 at the Meadowbank Complex, $7.0 million is budgeted for 34,900 metres of drilling, including 23,900 metres of conversion drilling and 11,000 metres of exploration drilling focused on testing extensions of the IVR deposit and the Whale Tail deposit in the Mammoth Lake area, and on regional exploration targets

•	In the Mammoth area, approximately 600 metres to the west of the Whale Tail pit, drilling has encountered significant intercepts such as 4.7 g/t gold over 18.8 metres at 254 metres depth and 5.1 g/t gold over 4.7 metres at 179 metres depth. Additional holes are planned to test for extensions to these zones

Exploration results for the Meadowbank Complex are expected to be reported in a Company News Release on November 2, 2021.

Hope Bay Mine – Operations Temporarily Idled in September 2021 due to a COVID-19 Outbreak; Operations, Including Exploration, Expected to Gradually Resume in November 2021; Exploration Drilling Confirms Extension of West Valley Zone

Located in the Kitikmeot District of Nunavut, Canada, approximately 125 kilometres southwest of Cambridge Bay, the Hope Bay mine was acquired in February 2021. The Company owns 100% of the 205,171-hectare property which includes the Hope Bay and Elu greenstone belts. The 80-kilometre long Hope Bay greenstone belt hosts three gold deposits (Doris, Madrid and Boston) with historical mineral reserves and mineral resources and over 90 regional exploration targets. At the time the Hope Bay mine was acquired, construction at the Doris deposit was complete and commercial production had been achieved in the second quarter of 2017. The Company has initiated a property wide exploration program and is evaluating the Madrid and Boston deposits for future production.

Hope Bay Mine – Operating Statistics
	Three Months Ended	Nine Months Ended
	September 30, 2021	September 30, 2021*
Tonnes of ore milled (thousands of tonnes)	87	221
Tonnes of ore milled per day	946	917
Gold grade (g/t)	7.20	8.58
Gold production (ounces)	17,957	55,524
Production costs per tonne (C$)	$323	$362
Minesite costs per tonne (C$)	$347	$329
Production costs per ounce of gold produced ($ per ounce)	$1,242	$1,152
Total cash costs per ounce of gold produced ($ per ounce)	$1,333	$1,053

*All metrics are for the period from February 2, 2021 to September 30, 2021.

Gold production in the third quarter of 2021 at Hope Bay was 17,957 ounces, with production costs per tonne of C$323, production costs per ounce of $1,242, minesite costs per tonne of C$347 and total cash costs per ounce of $1,333. The increase in total cash costs per ounce when compared to the second quarter of 2021 and guidance is primarily a result of lower gold grades as per the mining sequence, lower recoveries related to lower gold grades and the timing of inventory.

Gold production in the first nine months of 2021 at Hope Bay was 55,524 ounces, with production costs per tonne of C$362, production costs per ounce of $1,152, minesite costs per tonne of C$329 and total cash costs per ounce of $1,053. All metrics for the first nine months of 2021 are from February 2, 2021 to September 30, 2021.

COVID-19 Update

In late September and again in mid-October, there were a significant number of COVID-19 cases identified at site. All employees and contractors had been tested for COVID-19 in Edmonton or Yellowknife before boarding and assessed to be negative for COVID-19. Despite this testing, some employees then tested positive at site.

Given these events, and with the safety of the employees and the communities as paramount, the Company has made the decision to idle operations as it investigates opportunities to improve screening and testing at the Edmonton and Yellowknife facilities and health protocols at site.

The Company expects to begin returning employees starting in early November 2021. Full operations, including exploration, are expected to resume once the Company is satisfied that improved health and safety protocols are in place. As a result, production from Hope Bay in the fourth quarter of 2021 is expected to be reduced.

The mine remains isolated from the local communities and the Company believes that the risk of contagion to surrounding communities remains low.

While disappointing, the Company remains committed to the safety of its people and communities. Exploration results at Hope Bay, though still early, have been promising and the Company remains confident of the long term potential of the land package.

Operational Highlights

•	In the third quarter of 2021, the site experienced a fatal accident at an exploration site involving a worker from the drilling contractor

•	In the third quarter of 2021, the operation was interrupted by the fatality noted above and a COVID-19 outbreak, which reduced the number of operating days. In addition, a change in mining sequence resulted in lower tonnes produced and lower grades milled, resulting in higher operating costs than anticipated

•	In the third quarter of 2021, the operation continued the discharge of saline water to Roberts Bay

Projects Highlights

•	Internal evaluations are underway to establish the long-term plans for Madrid and Boston and to decide on a strategy for the mill as well as the position of the future Madrid portal

•	The wind turbine project is progressing and the team is evaluating construction constraints, costs estimation and schedule, in order to work towards a commercial agreement. Financing activities for a potential grant are also progressing

Exploration

Drilling at the Doris mine at the Hope Bay project during the third quarter of 2021 continued to return high-grade intersections over significant widths.

Recent drill results from the West Valley area at Doris have confirmed the extension of the West Valley Zone down-plunge to the south and above the dike, with highlights including hole DCN21-50441 returning 19.1 g/t gold over 8.0 metres at 302 metres depth and hole DCN21-50384 returning 8.5 g/t gold over 9.0 metres at 281 metres depth.

The development of the West Valley exploration drift is under way, and it will be used to fill the drilling gap in the West Valley between the dike and the previously defined West Valley mineralization at shallower depths to the north.

Exploration results for the Hope Bay project are expected to be reported in a Company News Release on November 2, 2021.

FINLAND

Agnico Eagle's Kittila mine in Finland is the largest primary gold producer in Europe and hosts the Company's largest mineral reserves. The expansion of the Kittila mill to 2.0 million tonnes per annum was completed in the fourth quarter of 2020. An underground shaft is under construction and is expected to be commissioned in 2022. Exploration activities continue to expand the mineral reserves and mineral resources at the Kittila mine. Near mine exploration remains the main focus as the deposit remains open at depth and laterally.

Kittila – Record Quarterly Mill Feed Drives Record Quarterly Gold Production; Commissioning of New Main Underground Level Underway

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

Kittila Mine – Operating Statistics
	Three Months Ended	Three Months Ended
	September 30, 2021	September 30, 2020
Tonnes of ore milled (thousands of tonnes)	549	429
Tonnes of ore milled per day	5,967	4,663
Gold grade (g/t)	4.03	4.38
Gold production (ounces)	62,089	53,149
Production costs per tonne (EUR)	€79	€87
Minesite costs per tonne (EUR)	€79	€83
Production costs per ounce of gold produced ($ per ounce)	$824	$861
Total cash costs per ounce of gold produced ($ per ounce)	$826	$813

Gold production in the third quarter of 2021 increased when compared to the prior-year period primarily due to higher throughput resulting from the ramp-up of the Kittila mill to its expanded capacity of two million tonnes per annum, partially offset by the lower gold grades related to adjustments to the mining sequence.

Production costs per tonne in the third quarter of 2021 decreased when compared to the prior-year period primarily due to reduced contractor usage for development and haulage, higher throughput levels and the timing of inventory. Production costs per ounce in the third quarter of 2021 decreased when compared to the prior-year period due to lower production costs per tonne and the timing of unsold inventory, partially offset by lower gold grades.

Minesite costs per tonne in the third quarter of 2021 decreased when compared to the prior-year period primarily due to reduced contractor usage for development and haulage and higher throughput levels. Total cash costs per ounce in the third quarter of 2021 increased when compared to the prior-year period due to lower gold grades, partially offset by lower minesite costs per tonne.

Kittila Mine – Operating Statistics
	Nine Months Ended	Nine Months Ended
	September 30, 2021	September 30, 2020
Tonnes of ore milled (thousands of tonnes)	1,526	1,349
Tonnes of ore milled per day	5,590	4,923
Gold grade (g/t)	4.12	4.33
Gold production (ounces)	176,068	163,069
Production costs per tonne (EUR)	€81	€86
Minesite costs per tonne (EUR)	€81	€82
Production costs per ounce of gold produced ($ per ounce)	$839	$812
Total cash costs per ounce of gold produced ($ per ounce)	$843	$776

Gold production in the first nine months of 2021 increased when compared to the prior-year period primarily due to higher throughput resulting from the ramp-up of the Kittila mill to its expanded capacity of two million tonnes per annum, partially offset by a planned eleven-day shutdown for regular maintenance on the autoclave in the second quarter of 2021 and lower gold grades related to adjustments to the mining sequence.

Production costs per tonne in the first nine months of 2021 decreased when compared to the prior-year period primarily due to the timing of unsold inventory and reduced contractor usage for development and haulage, partially offset by stockpile adjustments. Production costs per ounce in the first nine months of 2021 increased when compared to the prior-year period due to the strengthening of the Euro against the U.S. dollar and the lower gold grades, partially offset by the timing of inventory sales and the lower production costs per tonne.

Minesite costs per tonne in the first nine months of 2021 were essentially the same when compared to the prior-year period primarily due to the reduced contractor usage for development and haulage, mostly offset by stockpile adjustments. Total cash costs per ounce in the first nine months of 2021 increased when compared to the prior-year period due to the strengthening of the Euro against the U.S. dollar and lower gold grades.

Operational Highlights

•	In the third quarter of 2021, the Kittila operation continued to deliver strong operational performance, with a record quarterly mill volume at approximately 550,000 tonnes processed and higher gold recovery than anticipated at 87.2% driving a record quarterly gold production at 62,089 ounces

•	Ore production was also higher than expected at 489,000 tonnes mined. The gold grades were affected by adjustments to the mining sequence related to delayed paste backfill. As a result, some stopes with high gold grades have been deferred into the fourth quarter of 2021 and into 2022

•	In the third quarter of 2021, the Company began installing a 5G network on surface and in the main ramps, and installation in the underground production areas will follow. The 5G network is expected to further enhance the possibilities to implement higher levels of automation technologies to the underground operations

•	The underground mine transferred a fourth main production drill rig for remote drilling. The technology was successfully tested during the quarter, with two operators operating four drill rigs. The target is to drill 75% of all production drilling metres through remote drilling

Project Highlights

•	The Kittila shaft sinking is progressing and the shaft commissioning is still expected to be completed in the second half of 2022. The overall project costs remain within the previously disclosed estimated range of €190 to €200 million

•	As part of the expansion project at the Kittila mine, the phase 1 of the new main level 900 was commissioned in the third quarter of 2021. Phase 1 included the underground lunch room, social facilities, supervisor offices and parking area. In phase 2, the maintenance garage and storage facilities will be commissioned

Exploration

•	At the Kittila mine in 2021, $14.3 million is budgeted for 74,500 metres of conversion and exploration drilling that aims to further explore and expand Kittila's mineral reserve and mineral resource potential. A main focus is to demonstrate the economic potential of the Sisar Zone as a new mining horizon at Kittila below the current mineral resources limit at 1,540 metres depth to assess the full potential of the project

Exploration results for the Kittila mine are expected to be reported in a Company News Release on November 2, 2021.

SOUTHERN BUSINESS REVIEW

Agnico Eagle's Southern Business operations are focused in Mexico. These operations have been a solid source of precious metals production (gold and silver) with stable operating costs and strong free cash flow since 2009.

Pinos Altos – Production Positively Affected by Higher Gold Grades; Costs Higher Due to Lower Silver By-Product Revenue

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

Pinos Altos Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2021	September 30, 2020
Tonnes of ore processed (thousands of tonnes)	444	558
Tonnes of ore processed per day	4,826	6,065
Gold grade (g/t)	2.40	1.89
Gold production (ounces)	32,402	30,937
Production costs per tonne	$84	$59
Minesite costs per tonne	$78	$61
Production costs per ounce of gold produced ($ per ounce)	$1,156	$1,071
Total cash costs per ounce of gold produced ($ per ounce)	$854	$677

Gold production in the third quarter of 2021 increased when compared to the prior-year period primarily due to higher than forecast gold grades from two stopes mined at Cerro Colorado, partially offset by lower throughput levels.

Production costs per tonne in the third quarter of 2021 increased when compared to the prior-year period primarily due to lower throughput levels, higher processing costs related to higher unit costs for reagents and grinding media and the timing of unsold inventory. Production costs per ounce in the third quarter of 2021 increased when compared to the prior-year period due to higher production costs per tonne for the reasons described above and the timing of the inventory, partially offset by higher gold grades.

Minesite costs per tonne in the third quarter of 2021 increased when compared to the prior-year period primarily due to lower throughput levels. Total cash costs per ounce in the third quarter of 2021 increased when compared to the prior-year period due to higher minesite costs per tonne and lower by-product revenues from lower silver grades, partially offset by higher gold grades.

Pinos Altos Mine – Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2021	September 30, 2020
Tonnes of ore processed (thousands of tonnes)	1,458	1,252
Tonnes of ore processed per day	5,341	4,569
Gold grade (g/t)	2.12	2.08
Gold production (ounces)	94,191	78,127
Production costs per tonne	$75	$70
Minesite costs per tonne	$72	$64
Production costs per ounce of gold produced ($ per ounce)	$1,155	$1,117
Total cash costs per ounce of gold produced ($ per ounce)	$847	$740

Gold production in the first nine months of 2021 increased when compared to the prior-year period primarily due to higher throughput as the minesite operated at planned levels through the period while, in the prior-year period, the operations were suspended from April 2, 2020 to May 18, 2020 as the Government of Mexico mandated the suspension of all non-essential businesses in response to the COVID-19 pandemic (the "Decree").

Production costs per tonne in the first nine months of 2021 increased when compared to the prior-year period primarily due to higher processing costs related to higher unit costs for reagents and grinding media and higher diesel consumption to run generators during a one week power outage that affected northern Mexico in February 2021, partially offset by higher throughput. Production costs per ounce in the first nine months of 2021 increased when compared to the prior-year period due to higher production costs per tonne, partially offset by higher gold grades.

Minesite costs per tonne in the first nine months of 2021 increased when compared to the prior-year period primarily due to higher processing costs and higher diesel consumption for the reasons described above, partially offset by higher throughput. Total cash costs per ounce in the first nine months of 2021 increased when compared to the prior-year period due to higher minesite costs per tonne and lower by-product revenues from lower silver grades, partially offset by higher gold grades.

Operational Highlights

•	In the first half of 2021, solid performance at the Sinter open pit resulted to higher than forecast mining rate and mill throughput. The accelerated mining rate resulted in the early depletion of the Sinter pit and in lower than forecast mill throughput in the third quarter of 2021

•	Production from the Sinter deposit has moved to underground and the development is progressing according to plan. The paste fill project, started in May 2021, is expected to be ready for the fourth quarter of 2021 at which point Sinter is expected to achieve its full production capacity

•	With the ongoing rehabilitation work at the Cerro Colorado zone, two high grade stopes were mined in the third quarter of 2021 and contributed to the higher than forecast gold production for the quarter

Project Highlights

•	At the Cubiro deposit, the ramp development at 293 metres was ahead of schedule in the third quarter 2021. The permanent powerline and waterline construction are under way and expected to be completed in late October 2021. The underground ventilation and pumping circuit upgrades continued in step with the advance of the pre-production development. Once completed, the Cubiro project is expected to provide additional production flexibility to the Pinos Altos operations

•	At Reyna de Plata, site preparation activities were approximately 45% complete at the end of the third quarter of 2021. The open pit pre-stripping activities started in the third quarter of 2021

Exploration

•	During 2021 at Pinos Altos, the Company expects to spend $3.9 million for 20,000 metres of exploration drilling that will include conversion drilling at the Pinos Altos mine, and further exploration work at Cubiro, the Pinos Altos Deep project and Reyna East

Exploration results for the Pinos Altos mine are expected to be reported in a Company News Release on November 2, 2021.

Creston Mascota – Residual Leaching to Continue Through Year-End 2021; Closure Activities Progressing as Planned

The Creston Mascota heap leach open pit mine operated as a satellite operation to the Pinos Altos mine from late 2010 until open pit ore was depleted during the third quarter of 2020; residual gold leaching is now expected to continue into the third quarter of 2021.

Creston Mascota Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2021	September 30, 2020
Tonnes of ore processed (thousands of tonnes)	—	188
Tonnes of ore processed per day	—	2,043
Gold grade (g/t)	—	1.19
Gold production (ounces)	2,988	6,567
Production costs per tonne	$—	$40
Minesite costs per tonne	$—	$40
Production costs per ounce of gold produced ($ per ounce)	$593	$1,155
Total cash costs per ounce of gold produced ($ per ounce)	$486	$771

With production coming only from residual leaching since the start of 2021, gold production decreased in the third quarter of 2021 when compared to the prior-year period. No ore was stacked on the heap leach and thus no production costs per tonne or minesite costs per tonne are reported. Production in the third quarter of 2021 was higher than anticipated as more solution was processed due to the rainy season. The Company believes there is potential to recover additional ounces in the fourth quarter of 2021.

In the third quarter of 2021, production costs per ounce decreased when compared to the prior-year period primarily due to lower overall costs as only residual heap leach and site administration costs remain. Total cash costs per ounce in the third quarter of 2021 decreased when compared to the prior-year period due to the reasons described above and higher by-product revenues from higher realized silver prices.

Creston Mascota Mine – Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2021	September 30, 2020
Tonnes of ore processed (thousands of tonnes)	—	526
Tonnes of ore processed per day	—	1,920
Gold grade (g/t)	—	2.00
Gold production (ounces)	10,468	34,397
Production costs per tonne	$—	$55
Minesite costs per tonne	$—	$54
Production costs per ounce of gold produced ($ per ounce)	$592	$844
Total cash costs per ounce of gold produced ($ per ounce)	$322	$565

With production coming only from residual leaching since the start of 2021, gold production decreased in the first nine months of 2021 when compared to the prior-year period. No ore was stacked on the heap leach and thus no production costs per tonne or minesite costs per tonne are reported.

In the first nine months of 2021, production costs per ounce decreased when compared to the prior-year period primarily due to lower overall costs as only residual heap leach and site administration costs remain. Total cash costs per ounce in the first nine months of 2021 decreased when compared to the prior-year period due to the reasons described above.

In the third quarter of 2021, the Creston Mascota mine received the Silver Helmet award by the Mexican Chamber of Mines and was recognized as the “2020 Safest Mine in Mexico” in its category.

The major closure activities (smoothing of slopes and re-vegetation of waste rock storage) continue to progress according to plan for 2021. The long-term analysis and modelling of the heap leach water management is approximately 80% complete.

La India – Water Levels at Maximum Capacity Post Rainy Season; Leach Kinetics Expected to Improve Through the Fourth Quarter of 2021

The 100% owned La India mine in Sonora, Mexico, located approximately 70 kilometres northwest of the Company's Pinos Altos mine, achieved commercial production in February 2014.

La India Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	September 30, 2021	September 30, 2020
Tonnes of ore processed (thousands of tonnes)	1,233	1,559
Tonnes of ore processed per day	13,402	16,946
Gold grade (g/t)	0.62	0.72
Gold production (ounces)	17,124	22,776
Production costs per tonne	$13	$10
Minesite costs per tonne	$13	$11
Production costs per ounce of gold produced ($ per ounce)	$931	$707
Total cash costs per ounce of gold produced ($ per ounce)	$971	$740

Gold production in the third quarter of 2021 decreased when compared to the prior-year period primarily due to the slower than expected re-start and ramp up of the heap leach kinetics following the onset of the rainy season early in the third quarter of 2021.

Production costs per tonne in the third quarter of 2021 increased when compared to the prior-year period primarily due to higher cement and cyanide consumption related to the high clay content of the ore, partially offset by adjustments to the heap leach ore inventory and lower capitalized deferred stripping. Production costs per ounce in the third quarter of 2021 increased when compared to the prior-year period due to the higher production costs per tonne for the reasons described above and lower gold grades.

Minesite costs per tonne in the third quarter of 2021 increased when compared to the prior-year period primarily due to reasons described above. Total cash costs per ounce in the third quarter of 2021 increased when compared to the prior-year period due to higher minesite costs per tonne, lower gold grades and lower by-product revenues from lower silver volumes.

La India Mine – Operating Statistics

	Nine Months Ended	Nine Months Ended
	September 30, 2021	September 30, 2020
Tonnes of ore processed (thousands of tonnes)	4,620	3,869
Tonnes of ore processed per day	16,923	14,120
Gold grade (g/t)	0.49	0.72
Gold production (ounces)	38,869	62,581
Production costs per tonne	$8	$13
Minesite costs per tonne	$9	$13
Production costs per ounce of gold produced ($ per ounce)	$992	$824
Total cash costs per ounce of gold produced ($ per ounce)	$1,001	$779

Gold production in the first nine months of 2021 decreased when compared to the prior-year period primarily due to reduced irrigation of the heap leach starting in March 2021 due to low local water levels, a slow ramp-up of the heap leach kinetics following the onset of the rainy season in July 2021 and lower grades, partially offset by higher ore stacking (in the prior-year period, the operations were suspended from April 2, 2020 to May 18, 2020 as required by the Decree).

Production costs per tonne in the first nine months of 2021 decreased when compared to the prior-year period primarily due to the build-up of heap leach ore inventory resulting from reduced irrigation of the heap leach from March to June 2021 and by higher stacking rates. Production costs per ounce in the first nine months of 2021 increased when compared to the prior-year period due to lower gold grades, partially offset by the lower production costs per tonne for the reasons described above.

Minesite costs per tonne in the first nine months of 2021 decreased when compared to the prior-year period primarily due to the build-up of heap leach ore inventory resulting from reduced irrigation of the heap leach from March to June 2021 and by higher stacking rates. Total cash costs per ounce in the first nine months of 2021 increased when compared to the prior-year period due to lower gold production partially offset by lower minesite costs per tonne for the reasons described above.

Operational Highlights

•	In the third quarter of 2021, a relatively strong rainy season and the upgraded water pumping system helped to rebuild the water reserves to maximum capacity. The water inventory is expected to be sufficient to supply the operation with water until the next rainy season in mid-2022

•	With the onset of the rainy season in June 2021, irrigation of the fresh ore stacked in the first six months of 2021 was initiated. The percolation was slower than expected and resulted in lower gold production than forecast for the third quarter of 2021. High clay content in the ore appears to have affected the leach kinetics resulting in low permeability in some areas

•	An action plan to improve the leach kinetics has been initiated. Plans include an increase in cyanide concentration in the ore affected by the water shortage, continued testing of the agglomeration process to establish the optimum cement addition to improve permeability and geophysical studies to identify areas with low permeability. With the implementation of the recommendations, the leach kinetics are expected to improve through the fourth quarter of 2021

Project Highlights

•	The La India heap leach pad construction phase III (occupying the now exhausted North Zone pit) was slightly delayed in the third quarter of 2021 from lower than anticipated performance on earthworks and on the installation of the geo-membrane due to heavy rains. The project was essentially complete in late October 2021 with only minor work remaining

•	El Realito road construction (3.7 kilometres) is underway with 2.5 kilometres fully completed and 1.2 kilometres completed for access. Pre-stripping activities started in mid-August 2021 according to plan. The construction of the haulage road is expected to be completed by year-end

Exploration

•	At the La India mine property in 2021, the Company expects to spend $4.0 million for 20,000 metres of drilling to attempt to grow and infill the Chipriona polymetallic sulphide deposit and investigate other near-surface sulphide and oxide targets

Exploration results for the La India mine are expected to be reported in a Company News Release on November 2, 2021.

Santa Gertrudis – 2021 Exploration Program Focused on Increasing Mineral Resources and Targeting New Discoveries

Agnico Eagle acquired its 100% interest in the Santa Gertrudis gold property in November 2017. The 44,145-hectare property is located approximately 180 kilometres north of Hermosillo in Sonora, Mexico.

The property was the site of historic heap-leach operations that produced approximately 565,000 ounces of gold at a grade of 2.1 g/t gold between 1991 and 2000. The property has substantial surface infrastructure, including pre-stripped pits, haul roads, water sources and several buildings.

Drill results for the Santa Gertrudis project were last reported in the Company's news release dated July 8, 2021.

Exploration is ongoing at Santa Gertrudis with $11 million budgeted for 30,000 metres of drilling in 2021, focused on expanding the mineral resources, testing new targets and continuing metallurgical studies. The mineral resource estimate for the project is expected to be updated for the year-end of 2021.

Exploration results for the Santa Gertrudis project are expected to be reported in a Company News Release on November 2, 2021.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States and Colombia. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain measures, including "total cash costs per ounce", "all-in sustaining costs per ounce", "minesite costs per tonne", "adjusted net income", and "operating margin" that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold mining companies. For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income, see "Reconciliation of Non-GAAP Financial Performance Measures" below.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations. Management also uses this measure to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash-generating capabilities at various gold prices.

AISC per ounce of gold produced on a by-product basis are calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. The AISC per ounce of gold produced on a co-product basis is calculated in the same manner as the AISC per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. AISC per ounce is used to show the full cost of gold production from current operations. Management is aware that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce and AISC of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS.

The World Gold Council ("WGC") is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the AISC metric is voluntary and, notwithstanding the Company's adoption of the WGC's guidance, AISC per ounce of gold produced reported by the Company may not be comparable to data reported by other gold mining companies. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for inventory production costs and other adjustments, and then dividing by tonnage of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provide additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

Adjusted net income is calculated by adjusting the net income as recorded in the consolidated statements of income (loss) for non-recurring, unusual and other items, including foreign currency translation gains and losses, mark to market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments. Management uses adjusted net income to evaluate the underlying operating performance of the Company and to assist with the planning and forecasting of future operating results. Management believes that adjusted net income is a useful measure of performance because foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments do not reflect the underlying operating performance of the Company and may not be indicative of future operating results.

Operating margin is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by excluding the following from net income (loss) as recorded in the consolidated financial statements: Income and mining taxes expense; other expenses (income); foreign currency translation (gain) loss; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; and impairment losses (reversals). The Company believes that operating margin is a useful measure that represents the operating performance of its mines associated with the ongoing production and sale of gold and by-product metals. Management uses this measure internally to plan and forecast future operating results. This measure is intended to provide investors with additional information about the Company's underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating foreign exchange rates and metal prices. This news release also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at October 27, 2021. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward looking statements. When used in this news release, the words "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "will" and similar expressions are intended to identify forward-looking statements. Such statements include without limitation: statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company's future operations, including its employees and overall business; the Company's forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling results, life of mine estimates, total cash costs per ounce, AISC per ounce, minesite costs per tonne, other expenses and cash flows; statements relating to the expected outcomes of the Merger, the ability of the Company and Kirkland Lake Gold to satisfy the conditions to complete the Merger on the terms and in the timing described, or at all; statements concerning the composition of the shareholders of new Agnico Eagle; statements concerning the ability of the Company to issue securities pursuant to the Merger; statements concerning the continuing name of the combined company; statements concerning the anticipated timing of mailing of the joint management information circular, the holding of the Company's and the Kirkland Lake Gold's meeting of shareholders and the closing of the Merger; and statements concerning the timing and receipt of shareholder, court, stock exchange, and regulatory approvals of the Merger; the estimated timing and conclusions of technical studies and evaluations; the methods by which ore will be extracted or processed; statements concerning the Company's expansion plans at Kittila, Meliadine Phase 2, the Amaruq underground project and the Odyssey project, including the timing, funding, completion and commissioning thereof and production therefrom; statements about the Company's plans at the Hope Bay mine; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; statements regarding anticipated cost inflation and its effect on the Company's costs; estimates of mineral reserves and mineral resources and the effect of drill results on future mineral reserves and mineral resources; statements regarding the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof; statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company's mine sites; statements regarding the sufficiency of the Company's cash resources; statements regarding future activity with respect to the Company's unsecured revolving bank credit facility; future dividend amounts and payment dates; and statements regarding anticipated trends with respect to the Company's operations, exploration and the funding thereof. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis ("MD&A") and the Company's Annual Information Form ("AIF") for the year ended December 31, 2020 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2020 ("Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that governments, the Company or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business; that cautionary measures taken in connection with the COVID-19 pandemic do not affect productivity; that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites; that the time required to prepare and mail shareholder meeting materials, including the joint management information circular is in line with the Company's expectations; that the parties receive, in a timely manner, the necessary shareholder, court, stock exchange and regulatory approvals of the Merger; and that the parties can satisfy, in a timely manner, the other conditions contained in the Merger Agreement; that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle's expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde, Goldex and other properties is as expected by the Company; that the Company's current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company, whether directly or through effects on employee health, workforce productivity and availability (including the ability to transport personnel to the Meadowbank Complex, Meliadine mine and the Hope Bay mine which operate as fly-in/fly-out camps), travel restrictions, contractor availability, supply availability, ability to sell or deliver gold dore bars or concentrate, availability of insurance and the cost thereof, the ability to procure inputs required for the Company's operations and projects or other aspects of the Company's business; uncertainties with respect to the effect on the global economy associated with the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, any of which could negatively affect financial markets, including the trading price of the Company's shares and the price of gold, and could adversely affect the Company's ability to raise capital; that the Merger may not be completed in a timely basis, or at all; the conditions contained in the Merger Agreement may not be satisfied; failure to obtain necessary shareholder, court, stock exchange or regulatory approvals of the Merger; the emergence of a superior proposal in respect of either party; the extent and manner to which COVID-19, and measures taken by governments, the Company, Kirkland Lake Gold or others to attempt to reduce the spread of COVID-19, may affect Kirkland Lake Gold or the Merger; the ability to realize the anticipated benefits of the Merger or implementing the business plan for new Agnico Eagle, including as a result of a delay in completing the Merger or difficulty in integrating the businesses of the companies involved (including the retention of key employees); and general business and economic conditions; the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including the LaRonde Complex and Goldex mine; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; and risks associated with the Company's currency, fuel and by-product metal derivative strategies. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with the Canadian securities administrators' (the "CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by SEC Industry Guide No. 7, as interpreted by the SEC staff. However, the definitions in NI 43-101 differ in certain respects from those under SEC Industry Guide 7. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies. Under the SEC's Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in the SEC Modernization Rules, with definitions that are substantially similar to those used in NI 43-101.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources.

Scientific and Technical Information

The scientific and technical information contained in this news release relating to Quebec operations has been approved by Daniel Paré, P.Eng., Vice-President Operations – Eastern Canada; relating to Nunavut operations has been approved by Dominique Girard, Eng., Senior Vice-President, Operations – Canada and Europe; relating to Finland operations has been approved by Francis Brunet, Eng., Corporate Director, Business Strategy; relating to Southern Business operations has been approved by Marc Legault, Eng., Senior Vice-President, Operations – U.S.A. & Latin America; and relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Senior Vice-President, Exploration, each of whom is a "Qualified Person" for the purposes of NI 43-101.

The scientific and technical information relating to Agnico Eagle's mineral reserves and mineral resources contained herein (other than the Canadian Malartic mine) has been approved by Dyane Duquette, P.Geo., Corporate Director, Reserves Development of the Company; relating to mineral reserves and mineral resources at the Canadian Malartic mine and other Partnership projects such as the Odyssey project (including East Gouldie, East Malartic and Odyssey), has been approved by Sylvie Lampron, Eng., Senior Project Mine Engineer at Canadian Malartic Corporation (for engineering) and Pascal Lehouiller, P.Geo., Senior Resource Geologist at Canadian Malartic Corporation (for geology), each of whom is a "Qualified Person" for the purposes of NI 43-101.

Assumptions used for the December 31, 2020 mineral reserves estimate at all mines and advanced projects reported by the Company

	Metal prices				Exchange rates
	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$ per US$1.00	Mexican Peso per US$1.00	US$ per €1.00
Operations and projects	$1,250	$17	$2.75	$1.00	$1.30	MXP18.00	EUR1.15
Hammond Reef	$1,350	Not applicable	Not applicable	Not applicable	$1.30	Not applicable	Not applicable
Upper Beaver	$1,200	Not applicable	$2.75	Not applicable	$1.25	Not applicable	Not applicable

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the Company's material mineral projects including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources required by sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) of NI 43-101 can be found in the Company's AIF and MD&A filed on SEDAR each of which forms a part of the Company's Form 40-F filed with the SEC on EDGAR and in the following technical reports filed on SEDAR in respect of the Company's material mineral properties: 2005 LaRonde Mineral Resource & Mineral Reserve Estimate Agnico-Eagle Mines Ltd. LaRonde Division (March 23, 2005); NI 43-101 Technical Report Canadian Malartic Mine, Québec, Canada (March 25, 2021); Technical Report on the December 31, 2009, Mineral Resource and Mineral Reserve Estimate and the Suuri Extension Project, Kittila Mine, Finland (March 4, 2010); Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 (February 14, 2018); and the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada (February 11, 2015).

APPENDIX – FINANCIALS

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Operating margin(i) by mine:
Northern Business
LaRonde mine	$125,770	$144,364	$335,115	$250,512
LaRonde Zone 5 mine	19,449	21,522	47,299	43,380
Goldex mine	29,421	36,350	106,041	94,350
Meadowbank Complex	52,087	46,032	157,799	37,423
Meliadine mine	84,671	109,313	283,410	215,746
Hope Bay mine	11,633	—	37,259	—
Canadian Malartic mine(ii)	93,439	76,673	306,766	179,221
Kittila mine	57,362	62,807	167,503	163,806
Southern Business
Pinos Altos mine	31,971	37,063	90,302	79,705
Creston Mascota mine	4,186	9,279	16,991	38,101
La India mine	11,989	24,406	34,633	58,122
Total operating margin(i)	521,978	567,809	1,583,118	1,160,366
Amortization of property, plant and mine development	192,392	173,173	548,816	456,147
Exploration, corporate and other	129,148	61,947	322,029	230,648
Income before income and mining taxes	200,438	332,689	712,273	473,571
Income and mining taxes expense	85,956	110,035	272,082	167,181
Net income for the period	$114,482	$222,654	$440,191	$306,390
Net income per share — basic	$0.47	$0.92	$1.81	$1.27
Net income per share — diluted	$0.47	$0.91	$1.80	$1.26

Cash flows:
Cash provided by operating activities	$290,963	$462,538	$1,054,271	$788,544
Cash used in investing activities	$(262,000)	$(205,893)	$(987,481)	$(561,797)
Cash used in financing activities	$(62,404)	$(268,802)	$(226,699)	$(228,390)

Realized prices:
Gold (per ounce)	$1,787	$1,911	$1,794	$1,753
Silver (per ounce)	$23.54	$25.35	$25.63	$19.21
Zinc (per tonne)	$2,967	$2,303	$2,852	$2,241
Copper (per tonne)	$9,031	$6,972	$9,623	$5,855

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	88,795	81,199	244,865	198,688
LaRonde Zone 5 mine	17,952	18,981	52,483	45,496
Goldex mine	28,823	31,008	98,132	88,033
Meadowbank Complex	89,706	74,921	255,570	140,679
Meliadine mine	97,024	96,757	289,844	226,107
Hope Bay mine	17,957	—	55,524	—
Canadian Malartic mine(ii)	86,803	76,398	268,459	197,946
Kittila mine	62,089	53,149	176,068	163,069
Southern Business
Pinos Altos mine	32,402	30,937	94,191	78,127
Creston Mascota mine	2,988	6,567	10,468	34,397
La India mine	17,124	22,776	38,869	62,581
Total gold (ounces)	541,663	492,693	1,584,473	1,235,123

Silver (thousands of ounces):
Northern Business
LaRonde mine	171	174	573	459
LaRonde Zone 5 mine	3	2	9	7
Goldex mine	—	—	1	1
Meadowbank Complex	25	18	72	40
Meliadine mine	7	7	22	19
Hope Bay mine	—	—	2	—
Canadian Malartic mine(ii)	70	81	221	260
Kittila mine	3	3	8	9
Southern Business
Pinos Altos mine	287	505	967	1,234
Creston Mascota mine	22	94	90	523
La India mine	6	14	29	51
Total silver (thousands of ounces)	594	898	1,994	2,603

Zinc (tonnes)	2,826	2,198	7,429	3,275
Copper (tonnes)	825	723	2,356	2,128

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	95,947	105,457	258,076	200,013
LaRonde Zone 5 mine	19,256	17,835	49,738	43,805
Goldex mine	29,534	30,421	98,885	87,789
Meadowbank Complex	91,474	72,390	251,670	140,083
Meliadine mine	82,005	92,775	274,517	227,884
Hope Bay mine	19,230	—	57,182	—
Canadian Malartic mine(ii)(iv)	81,511	75,568	254,439	187,852
Kittila mine	60,820	56,848	175,207	170,333
Southern Business
Pinos Altos mine	34,920	30,470	97,205	82,128
Creston Mascota mine	3,065	7,573	11,299	34,465
La India mine	15,675	20,958	40,248	61,840
Total gold (ounces)	533,437	510,295	1,568,466	1,236,192

Silver (thousands of ounces):
Northern Business
LaRonde mine	176	176	568	472
LaRonde Zone 5 mine	2	2	8	7
Goldex mine	—	—	1	1
Meadowbank Complex	30	9	75	33
Meliadine mine	7	4	24	17
Canadian Malartic mine(ii)(iv)	66	70	201	240
Kittila mine	2	4	7	9
Southern Business
Pinos Altos mine	305	489	997	1,307
Creston Mascota mine	23	101	114	528
La India mine	8	21	34	57
Total silver (thousands of ounces):	619	876	2,029	2,671

Zinc (tonnes)	2,744	1,570	8,279	3,403
Copper (tonnes)	833	739	2,365	2,121

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Total cash costs per ounce of gold produced — co-product basis(v):
Northern Business
LaRonde mine	$614	$619	$676	$658
LaRonde Zone 5 mine	797	683	793	750
Goldex mine	762	702	686	653
Meadowbank Complex(vi)	1,222	1,263	1,147	1,516
Meliadine mine(vii)(viii)	636	697	629	823
Hope Bay mine	1,333	—	1,053	—
Canadian Malartic mine(ii)(ix)	725	803	680	784
Kittila mine	827	814	844	777
Southern Business
Pinos Altos mine	1,059	1,103	1,108	1,065
Creston Mascota mine	636	1,175	568	841
La India mine	977	759	1,024	797
Weighted average total cash costs per ounce of gold produced	$839	$835	$816	$864

Total cash costs per ounce of gold produced — by-product basis(v):
Northern Business
LaRonde mine	$390	$428	$436	$508
LaRonde Zone 5 mine	794	681	789	747
Goldex mine	762	702	686	653
Meadowbank Complex(vi)	1,214	1,260	1,139	1,511
Meliadine mine(vii)(viii)	634	695	626	822
Hope Bay mine	1,333	—	1,053	—
Canadian Malartic mine(ii)(ix)	705	772	659	756
Kittila mine	826	813	843	776
Southern Business
Pinos Altos mine	854	677	847	740
Creston Mascota mine	486	771	322	565
La India mine	971	740	1,001	779
Weighted average total cash costs per ounce of gold produced	$784	$764	$755	$805

Notes:
(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of operating margin.

(ii) The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(iii) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. Payable production for the nine months ended September 30, 2021 includes 348 ounces of gold from the Amaruq underground project at the Meadowbank Complex which were produced during the period, as commercial production at the Amaruq underground project has not yet been achieved. Payable production for the three and nine months ended September 30, 2021 includes 6,881 and 24,057 ounces of gold from the Tiriganiaq open pit deposit at the Meliadine mine, respectively, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. Payable production for the three and nine months ended September 30, 2020 includes 1,982 ounces of gold from the Tiriganiaq open pit deposit at the Meliadine mine, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit. Payable production for the three and nine months ended September 30, 2020 includes 13,305 and 18,930 ounces of gold from the Canadian Malartic mine, respectively, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.

(iv) The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter return royalty granted to Osisko Gold Royalties Ltd.

(v) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s calculation and use of total cash cost per ounce of gold produced.

(vi) The Meadowbank Complex's cost calculations per ounce of gold produced for the nine months ended September 30, 2021 excludes 348 ounces of payable gold production, which were produced during this period, as commercial production at the Amaruq underground project has not yet been achieved.

(vii) The Meliadine mine's cost calculations per ounce of gold produced for the three and nine months ended September 30, 2021 exclude 6,881 and 24,057 ounces of payable gold production, respectively, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(viii) The Meliadine mine's cost calculations per ounce of gold produced for the three and nine months ended September 30, 2020 exclude 1,982 ounces of payable gold production, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(ix) The Canadian Malartic mine's cost calculations per ounce of gold produced for the three and nine months ended September 30, 2020 exclude 13,305 and 18,930 ounces of payable gold production, respectively, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts, IFRS basis)
(Unaudited)

	As at	As at
	September 30, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$241,512	$402,527
Short-term investments	2,112	3,936
Trade receivables	12,898	11,867
Inventories	878,374	630,474
Income taxes recoverable	12,791	3,656
Fair value of derivative financial instruments	16,311	35,516
Other current assets	246,770	159,212
Total current assets	1,410,768	1,247,188
Non-current assets:
Goodwill	407,792	407,792
Property, plant and mine development	7,606,293	7,325,418
Investments	291,529	375,103
Other assets	335,062	259,254
Total assets	$10,051,444	$9,614,755

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$512,130	$363,801
Reclamation provision	22,102	15,270
Interest payable	25,780	12,184
Income taxes payable	40,511	102,687
Lease obligations	32,339	20,852
Current portion of long-term debt	225,000	—
Fair value of derivative financial instruments	26,035	904
Total current liabilities	883,897	515,698
Non-current liabilities:
Long-term debt	1,342,127	1,565,241
Lease obligations	92,115	99,423
Reclamation provision	698,035	651,783
Deferred income and mining tax liabilities	1,069,945	1,036,061
Other liabilities	70,695	63,336
Total liabilities	4,156,814	3,931,542

EQUITY
Common shares:
Outstanding — 244,865,297 common shares issued, less 544,147 shares held in trust	5,828,276	5,751,479
Stock options	188,726	175,640
Contributed surplus	37,254	37,254
Deficit	(186,889)	(366,412)
Other reserves	27,263	85,252
Total equity	5,894,630	5,683,213
Total liabilities and equity	$10,051,444	$9,614,755

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(thousands of United States dollars, except per share amounts, IFRS basis)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
REVENUES
Revenues from mining operations	$974,065	$980,612	$2,874,777	$2,209,665

COSTS AND EXPENSES
Production(i)	452,087	412,803	1,291,659	1,049,299
Exploration and corporate development	42,141	30,488	110,792	74,468
Amortization of property, plant and mine development	192,392	173,173	548,816	456,147
General and administrative	31,315	26,291	107,573	82,380
Finance costs	22,780	21,439	68,209	74,201
Loss (gain) on derivative financial instruments	35,420	(29,724)	35,366	(49,297)
Foreign currency translation (gain) loss	(6,478)	4,321	(7,116)	11,489
Other expenses	3,970	9,132	7,205	37,407
Income before income and mining taxes	200,438	332,689	712,273	473,571
Income and mining taxes expense	85,956	110,035	272,082	167,181
Net income for the period	$114,482	$222,654	$440,191	$306,390

Net income per share - basic	$0.47	$0.92	$1.81	$1.27
Net income per share - diluted	$0.47	$0.91	$1.80	$1.26

Weighted average number of common shares outstanding (in thousands):
Basic	243,932	242,059	243,106	241,152
Diluted	244,940	243,867	244,559	242,690

Note:
(i) Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
OPERATING ACTIVITIES
Net income for the period	$114,482	$222,654	$440,191	$306,390
Add (deduct) adjusting items:
Amortization of property, plant and mine development	192,392	173,173	548,816	456,147
Deferred income and mining taxes	51,271	46,927	152,460	75,350
Unrealized loss (gain) on currency and commodity derivatives	27,947	(8,332)	44,337	(8,327)
Unrealized loss (gain) on warrants	17,851	(20,854)	31,440	(52,682)
Stock-based compensation	13,449	12,194	45,028	38,724
Foreign currency translation (gain) loss	(6,478)	4,321	(7,116)	11,489
Other	2,726	4,298	5,864	(2,772)
Changes in non-cash working capital balances:
Trade receivables	3,386	(2,457)	(1,031)	(847)
Income taxes	(2,664)	32,630	(70,751)	12,477
Inventories	(154,611)	(51,084)	(175,284)	(93,686)
Other current assets	(24,570)	6,567	(80,376)	4,437
Accounts payable and accrued liabilities	43,341	30,151	108,652	34,265
Interest payable	12,441	12,350	12,041	7,579
Cash provided by operating activities	290,963	462,538	1,054,271	788,544

INVESTING ACTIVITIES
Additions to property, plant and mine development	(244,594)	(195,334)	(630,786)	(534,604)
Acquisition of TMAC, net of cash and cash equivalents	—	—	(185,898)	—
Advance to TMAC to fund repayment of debt	—	—	(105,000)	—
Payment to repurchase the Hope Bay royalty	—	—	(50,000)	—
Proceeds from sale of property, plant and mine development	507	354	1,049	727
Net sales of short-term investments	1,158	1,255	1,824	370
Net proceeds from sale of equity securities and other investments	—	—	4,173	8,759
Purchases of equity securities and other investments	(19,071)	(12,168)	(29,920)	(37,049)
Payments for financial assets at amortized cost	—	—	(16,000)	—
Decrease in restricted cash	—	—	23,077	—
Cash used in investing activities	(262,000)	(205,893)	(987,481)	(561,797)

FINANCING ACTIVITIES
Proceeds from Credit Facility	110,000	75,000	450,000	1,075,000
Repayment of Credit Facility	(110,000)	(325,000)	(450,000)	(1,075,000)
Proceeds from Senior Notes issuance	—	—	—	200,000
Repayment of Senior Notes	—	—	—	(360,000)
Long-term debt financing costs	—	—	—	(1,597)
Repayment of lease obligations	(1,823)	(4,119)	(17,294)	(11,598)
Dividends paid	(65,586)	(39,844)	(205,594)	(118,407)
Repurchase of common shares for stock-based compensation plans	—	—	(34,606)	(35,930)
Proceeds on exercise of stock options	319	21,236	16,964	89,289
Common shares issued	4,686	3,925	13,831	9,853
Cash used in financing activities	(62,404)	(268,802)	(226,699)	(228,390)
Effect of exchange rate changes on cash and cash equivalents	(2,717)	(1,516)	(1,106)	(4,370)
Net decrease in cash and cash equivalents during the period	(36,158)	(13,673)	(161,015)	(6,013)
Cash and cash equivalents, beginning of period	277,670	329,557	402,527	321,897
Cash and cash equivalents, end of period	$241,512	$315,884	$241,512	$315,884

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$7,696	$7,417	$49,749	$61,864
Income and mining taxes paid	$38,153	$31,086	$191,324	$84,139

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)

Total Production Costs by Mine

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2021	2020	2021	2020
LaRonde mine	$58,842	$64,983	$169,990	$126,970
LaRonde Zone 5 mine	14,871	12,616	41,809	33,754
LaRonde Complex	73,713	77,599	211,799	160,724
Goldex mine	23,223	21,786	70,997	58,006
Meadowbank Complex	111,425	92,256	294,786	210,105
Meliadine mine	52,729	66,937	167,488	182,523
Hope Bay mine	22,306	—	63,975	—
Canadian Malartic mine(i)	62,393	51,654	181,319	137,643
Kittila mine	51,140	45,747	147,744	132,471
Pinos Altos mine	37,447	33,131	108,790	87,233
Creston Mascota mine	1,773	7,585	6,199	29,017
La India mine	15,938	16,108	38,562	51,577
Production costs per the condensed interim consolidated statements of income	$452,087	$412,803	$1,291,659	$1,049,299

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii)  by Mine

(thousands of United States dollars, except as noted)

LaRonde Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2021		September 30, 2020		September 30, 2021		September 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		88,795		81,199		244,865		198,688

Production costs	$58,842	$663	$64,983	$800	$169,990	$694	$126,970	$639
Inventory and other adjustments(iv)	(4,305)	(49)	(14,720)	(181)	(4,448)	(18)	3,825	19
Cash operating costs (co-product basis)	$54,537	$614	$50,263	$619	$165,542	$676	$130,795	$658
By-product metal revenues	(19,906)	(224)	(15,488)	(191)	(58,683)	(240)	(29,878)	(150)
Cash operating costs (by-product basis)	$34,631	$390	$34,775	$428	$106,859	$436	$100,917	$508

LaRonde Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii)	September 30, 2021				September 30, 2020				September 30, 2021				September 30, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				444				492				1,374				1,228

Production costs		$58,842		$133		$64,983		$132		$169,990		$124		$126,970		$103
Production costs (C$)	C$	74,125	C$	167	C$	88,654	C$	180	C$	213,036	C$	155	C$	169,704	C$	138
Inventory and other adjustments (C$)(v)		(12,905)		(29)		(30,354)		(62)		(22,359)		(16)		(14,347)		(12)
Minesite operating costs (C$)	C$	61,220	C$	138	C$	58,300	C$	118	C$	190,677	C$	139	C$	155,357	C$	126

LaRonde Zone 5 Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2021		September 30, 2020		September 30, 2021		September 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		17,952		18,981		52,483		45,496

Production costs	$14,871	$828	$12,616	$665	$41,809	$797	$33,754	$742
Inventory and other adjustments(iv)	(563)	(31)	349	18	(183)	(4)	353	8
Cash operating costs (co-product basis)	$14,308	$797	$12,965	$683	$41,626	$793	$34,107	$750
By-product metal revenues	(61)	(3)	(35)	(2)	(213)	(4)	(121)	(3)
Cash operating costs (by-product basis)	$14,247	$794	$12,930	$681	$41,413	$789	$33,986	$747

LaRonde Zone 5 Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii)	September 30, 2021				September 30, 2020				September 30, 2021				September 30, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				293				277				848				707

Production costs		$14,871		$51		$12,616		$46		$41,809		$49		$33,754		$48
Production costs (C$)	C$	18,637	C$	64	C$	16,876	C$	61	C$	52,436	C$	62	C$	45,441	C$	64
Inventory and other adjustments (C$)(v)		(45)		—		662		2		1,857		2		610		1
Minesite operating costs (C$)	C$	18,592	C$	64	C$	17,538	C$	63	C$	54,293	C$	64	C$	46,051	C$	65

LaRonde Complex	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2021		September 30, 2020		September 30, 2021		September 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		106,747		100,180		297,348		244,184

Production costs	$73,713	$691	$77,599	$775	$211,799	$712	$160,724	$658
Inventory and other adjustments(iv)	(4,868)	(46)	(14,371)	(144)	(4,631)	(15)	4,178	17
Cash operating costs (co-product basis)	$68,845	$645	$63,228	$631	$207,168	$697	$164,902	$675
By-product metal revenues	(19,967)	(187)	(15,523)	(155)	(58,896)	(198)	(29,999)	(123)
Cash operating costs (by-product basis)	$48,878	$458	$47,705	$476	$148,272	$499	$134,903	$552

LaRonde Complex	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii)	September 30, 2021				September 30, 2020				September 30, 2021				September 30, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				737				769				2,222				1,935

Production costs		$73,713		$100		$77,599		$101		$211,799		$95		$160,724		$83
Production costs (C$)	C$	92,762	C$	126	C$	105,530	C$	137	C$	265,472	C$	119	C$	215,145	C$	111
Inventory and other adjustments (C$)(v)		(12,950)		(18)		(29,692)		(38)		(20,502)		(9)		(13,737)		(7)
Minesite operating costs (C$)	C$	79,812	C$	108	C$	75,838	C$	99	C$	244,970	C$	110	C$	201,408	C$	104

Goldex Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2021		September 30, 2020		September 30, 2021		September 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		28,823		31,008		98,132		88,033

Production costs	$23,223	$806	$21,786	$703	$70,997	$723	$58,006	$659
Inventory and other adjustments(iv)	(1,261)	(44)	(12)	(1)	(3,687)	(37)	(498)	(6)
Cash operating costs (co-product basis)	$21,962	$762	$21,774	$702	$67,310	$686	$57,508	$653
By-product metal revenues	(6)	—	(4)	—	(29)	—	(17)	—
Cash operating costs (by-product basis)	$21,956	$762	$21,770	$702	$67,281	$686	$57,491	$653

Goldex Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii)	September 30, 2021				September 30, 2020				September 30, 2021				September 30, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				695				709				2,145				1,899

Production costs		$23,223		$33		$21,786		$31		$70,997		$33		$58,006		$31
Production costs (C$)	C$	29,226	C$	42	C$	29,057	C$	41	C$	88,930	C$	41	C$	77,663	C$	41
Inventory and other adjustments (C$)(v)		(454)		(1)		529		1		(520)		—		200		—
Minesite operating costs (C$)	C$	28,772	C$	41	C$	29,586	C$	42	C$	88,410	C$	41	C$	77,863	C$	41

Meadowbank Complex	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)(vi)	September 30, 2021		September 30, 2020		September 30, 2021		September 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		89,706		74,921		255,222		140,679

Production costs	$111,425	$1,242	$92,256	$1,231	$294,786	$1,155	$210,105	$1,494
Inventory and other adjustments(iv)	(1,819)	(20)	2,394	32	(2,065)	(8)	3,095	22
Cash operating costs (co-product basis)	$109,606	$1,222	$94,650	$1,263	$292,721	$1,147	$213,200	$1,516
By-product metal revenues	(714)	(8)	(235)	(3)	(1,907)	(8)	(565)	(5)
Cash operating costs (by-product basis)	$108,892	$1,214	$94,415	$1,260	$290,814	$1,139	$212,635	$1,511

Meadowbank Complex	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii)(vii)	September 30, 2021				September 30, 2020				September 30, 2021				September 30, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				971				907				2,774				1,798

Production costs		$111,425		$115		$92,256		$102		$294,786		$106		$210,105		$117
Production costs (C$)	C$	138,421	C$	143	C$	124,802	C$	138	C$	371,435	C$	134	C$	283,116	C$	157
Inventory and other adjustments (C$)(v)		1,035		1		1,088		1		9,017		3		(4,994)		(2)
Minesite operating costs (C$)	C$	139,456	C$	144	C$	125,890	C$	139	C$	380,452	C$	137	C$	278,122	C$	155

Meliadine Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)(viii)	September 30, 2021		September 30, 2020		September 30, 2021		September 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		90,143		94,775		265,787		224,125

Production costs	$52,729	$585	$66,937	$706	$167,488	$630	$182,523	$814
Inventory and other adjustments(iv)	4,630	51	(919)	(9)	(433)	(1)	2,044	9
Cash operating costs (co-product basis)	$57,359	$636	$66,018	$697	$167,055	$629	$184,567	$823
By-product metal revenues	(165)	(2)	(106)	(2)	(610)	(3)	(308)	(1)
Cash operating costs (by-product basis)	$57,194	$634	$65,912	$695	$166,445	$626	$184,259	$822

Meliadine Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii)(ix)	September 30, 2021				September 30, 2020				September 30, 2021				September 30, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				377				368				1,039				1,012

Production costs		$52,729		$140		$66,937		$182		$167,488		$161		182,523		$180
Production costs (C$)	C$	66,145	C$	175	C$	89,673	C$	244	C$	210,932	C$	203	C$	246,043	C$	243
Inventory and other adjustments (C$)(v)		10,000		27		(1,258)		(4)		10,974		11		(675)		—
Minesite operating costs (C$)	C$	76,145	C$	202	C$	88,415	C$	240	C$	221,906	C$	214	C$	245,368	C$	243

Hope Bay Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2021		September 30, 2020		September 30, 2021		September 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		17,957		—		55,524		—

Production costs	$22,306	$1,242	$—	$—	$63,975	$1,152	$—	$—
Inventory and other adjustments(iv)	1,641	91	—	—	(5,495)	(99)	—	—
Cash operating costs (co-product basis)	$23,947	$1,333	$—	$—	$58,480	$1,053	$—	$—
By-product metal revenues	—	—	—	—	—	—	—	—
Cash operating costs (by-product basis)	$23,947	$1,333	$—	$—	$58,480	$1,053	$—	$—

Hope Bay Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(iii)	September 30, 2021				September 30, 2020				September 30, 2021				September 30, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				87				—				221				—

Production costs		$22,306		$256		$—		$—		$63,975		$289		$—		$—
Production costs (C$)	C$	28,104	C$	323	C$	—	C$	—	C$	80,049	C$	362	C$	—	C$	—
Inventory and other adjustments (C$)(v)		1,924		24		—		—		(7,403)		(33)		—		—
Minesite operating costs (C$)	C$	30,028	C$	347	C$	—	C$	—	C$	72,646	C$	329	C$	—	C$	—

Canadian Malartic Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(i)(ii)(x)	September 30, 2021		September 30, 2020		September 30, 2021		September 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		86,803		63,093		268,459		179,016

Production costs	$62,393	$719	$51,654	$819	$181,319	$675	$137,643	$769
Inventory and other adjustments(iv)	497	6	(962)	(16)	1,242	5	2,677	15
Cash operating costs (co-product basis)	$62,890	$725	$50,692	$803	$182,561	$680	$140,320	$784
By-product metal revenues	(1,718)	(20)	(1,995)	(31)	(5,594)	(21)	(5,015)	(28)
Cash operating costs (by-product basis)	$61,172	$705	$48,697	$772	$176,967	$659	$135,305	$756

Canadian Malartic Mine	Three Months Ended				Three Months Ended				Nine Months Ended				Nine Months Ended
Per Tonne(i)(iii)(xi)	September 30, 2021				September 30, 2020				September 30, 2021				September 30, 2020
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,914				2,251				8,365				6,800

Production costs		$62,393		$21		$51,654		$23		$181,319		$22		$137,643		$20
Production costs (C$)	C$	78,967	C$	27	C$	68,840	C$	31	C$	229,434	C$	27	C$	184,691	C$	27
Inventory and other adjustments (C$)(v)		663		—		(3,016)		(2)		1,466		1		(1,102)		—
Minesite operating costs (C$)	C$	79,630	C$	27	C$	65,824	C$	29	C$	230,900	C$	28	C$	183,589	C$	27

Kittila Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2021		September 30, 2020		September 30, 2021		September 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		62,089		53,149		176,068		163,069

Production costs	$51,140	$824	$45,747	$861	$147,744	$839	$132,471	$812
Inventory and other adjustments(iv)	232	3	(2,477)	(47)	864	5	(5,698)	(35)
Cash operating costs (co-product basis)	$51,372	$827	$43,270	$814	$148,608	$844	$126,773	$777
By-product metal revenues	(56)	(1)	(76)	(1)	(189)	(1)	(169)	(1)
Cash operating costs (by-product basis)	$51,316	$826	$43,194	$813	$148,419	$843	$126,604	$776

Kittila Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Tonne(iii)	September 30, 2021		September 30, 2020		September 30, 2021		September 30, 2020
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		549		429		1,526		1,349

Production costs	$51,140	$93	$45,747	$107	$147,744	$97	$132,471	$98
Production costs (€)	€43,157	€79	€37,531	€87	€124,086	€81	€116,189	€86
Inventory and other adjustments (€)(v)	29	—	(1,924)	(4)	127	—	(5,118)	(4)
Minesite operating costs (€)	€43,186	€79	€35,607	€83	€124,213	€81	€111,071	€82

Pinos Altos Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2021		September 30, 2020		September 30, 2021		September 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		32,402		30,937		94,191		78,127

Production costs	$37,447	$1,156	$33,131	$1,071	$108,790	$1,155	$87,233	$1,117
Inventory and other adjustments(iv)	(3,132)	(97)	992	32	(4,412)	(47)	(4,030)	(52)
Cash operating costs (co-product basis)	$34,315	$1,059	$34,123	$1,103	$104,378	$1,108	$83,203	$1,065
By-product metal revenues	(6,645)	(205)	(13,164)	(426)	(24,586)	(261)	(25,380)	(325)
Cash operating costs (by-product basis)	$27,670	$854	$20,959	$677	$79,792	$847	$57,823	$740

Pinos Altos Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Tonne(iii)	September 30, 2021		September 30, 2020		September 30, 2021		September 30, 2020
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		444		558		1,458		1,252

Production costs	$37,447	$84	$33,131	$59	$108,790	$75	$87,233	$70
Inventory and other adjustments(v)	(2,759)	(6)	609	2	(3,449)	(3)	(6,509)	(6)
Minesite operating costs	$34,688	$78	$33,740	$61	$105,341	$72	$80,724	$64

Creston Mascota Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2021		September 30, 2020		September 30, 2021		September 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		2,988		6,567		10,468		34,397

Production costs	$1,773	$593	$7,585	$1,155	$6,199	$592	$29,017	$844
Inventory and other adjustments(iv)	128	43	129	20	(253)	(24)	(88)	(3)
Cash operating costs (co-product basis)	$1,901	$636	$7,714	$1,175	$5,946	$568	$28,929	$841
By-product metal revenues	(449)	(150)	(2,651)	(404)	(2,575)	(246)	(9,481)	(276)
Cash operating costs (by-product basis)	$1,452	$486	$5,063	$771	$3,371	$322	$19,448	$565

Creston Mascota Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Tonne(iii)(xii)	September 30, 2021		September 30, 2020		September 30, 2021		September 30, 2020
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		—		188		—		526

Production costs	$1,773	$—	$7,585	$40	$6,199	$—	$29,017	$55
Inventory and other adjustments(v)	(1,773)	—	(127)	—	(6,199)	—	(765)	(1)
Minesite operating costs	$—	$—	$7,458	$40	$—	$—	$28,252	$54

La India Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Ounce of Gold Produced(ii)	September 30, 2021		September 30, 2020		September 30, 2021		September 30, 2020
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		17,124		22,776		38,869		62,581

Production costs	$15,938	$931	$16,108	$707	$38,562	$992	$51,577	$824
Inventory and other adjustments(iv)	799	46	1,180	52	1,228	32	(1,699)	(27)
Cash operating costs (co-product basis)	$16,737	$977	$17,288	$759	$39,790	$1,024	$49,878	$797
By-product metal revenues	(112)	(6)	(441)	(19)	(864)	(23)	(1,121)	(18)
Cash operating costs (by-product basis)	$16,625	$971	$16,847	$740	$38,926	$1,001	$48,757	$779

La India Mine	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
Per Tonne(iii)	September 30, 2021		September 30, 2020		September 30, 2021		September 30, 2020
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		1,233		1,559		4,620		3,869

Production costs	$15,938	$13	$16,108	$10	$38,562	$8	$51,577	$13
Inventory and other adjustments(v)	688	—	1,052	1	918	1	(2,333)	—
Minesite operating costs	$16,626	$13	$17,160	$11	$39,480	$9	$49,244	$13

Notes:

(i) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.
(ii) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of total cash costs per ounce.
(iii) Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of minesite costs per tonne.
(iv) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include primarily the addition of smelting, refining and marketing charges to production costs.
(v) This inventory and other adjustments reflect production costs associated with the portion of production still in inventory and smelting, refining and marketing charges associated with production.
(vi) The Meadowbank Complex's cost calculations per ounce of gold produced for the nine months ended September 30, 2021 excludes 348 ounces of payable gold production which were produced during this period as commercial production at the Amaruq underground project has not yet been achieved.
(vii) The Meadowbank Complex's cost calculations per tonne for the nine months ended September 30, 2021 excludes 1,913 tonnes of ore from the Amaruq underground project which were processed during this period as commercial production at the Amaruq underground project has not yet been achieved.
(viii) The Meliadine mine's cost calculations per ounce of gold produced for the three and nine months ended September 30, 2021 exclude 6,881 and 24,057 ounces of payable gold production, respectively, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. The Meliadine mine's cost calculations per ounce of gold produced for the three and nine months ended September 30, 2020 each exclude 1,982 ounces of payable gold production, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.
(ix) The Meliadine mine's cost calculations per tonne for the three and nine months ended September 30, 2021 exclude 43,491 and 213,867 tonnes of ore from the Tiriganiaq open pit deposit, respectively, which were processed prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. The Meliadine mine's cost calculations per tonne for the three and nine months ended September 30, 2020 each exclude 13,374 tonnes of ore from the Tiriganiaq open pit deposit, which were processed prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.
(x) The Canadian Malartic mine's cost calculations per ounce of gold produced for the three and nine months ended September 30, 2020 exclude 13,305 and 18,930 ounces of payable gold production, respectively, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.
(xi) The Canadian Malartic mine's cost calculations per tonne for the three and nine months ended September 30, 2020 exclude 469,966 and 731,309 tonnes of ore from the Barnat deposit, respectively, which were processed prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.
(xii) The Creston Mascota mine's cost calculations per tonne for the three and nine months ended September 30, 2021 exclude approximately $1.8 million and $6.2 million of production costs incurred, respectively, during these periods following the ceasing of mining activities at the Bravo pit during the third quarter of 2020.

Reconciliation of Production Costs to Total Cash Costs per Ounce Produced and All-in Sustaining Costs per Ounce of Gold Produced

	Three Months Ended September 30,		Nine Months Ended September 30,
(United States dollars per ounce of gold produced, except where noted)	2021	2020	2021	2020
Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)	$452,087	$412,803	$1,291.659	$1,049,299
Adjusted gold production (ounces)(i)(ii)(iii)(iv)	534,782	477,406	1,560,068	1,214,211
Production costs per ounce of adjusted gold production	$845	$865	$828	$864
Adjustments:
Inventory and other adjustments(v)	(6)	(30)	(12)	—
Total cash costs per ounce of gold produced (co-product basis)(vi)	$839	$835	$816	$864
By-product metal revenues	(55)	(71)	(61)	(59)
Total cash costs per ounce of gold produced (by-product basis)(vi)	$784	$764	$755	$805
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	203	189	198	195
General and administrative expenses (including stock options)	59	55	69	68
Non-cash reclamation provision, sustaining leases and other	13	8	13	10
All-in sustaining costs per ounce of gold produced (by-product basis)	$1,059	$1,016	$1,035	$1,078
By-product metal revenues	55	71	61	59
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,114	$1,087	$1,096	$1,137

Reconciliation of Production Costs to Total Cash Costs per Ounce Produced and All-in Sustaining Costs per Ounce of Gold Produced (Excluding the Hope Bay mine)

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021
Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)	$429,781	$1,227,684
Adjusted gold production (ounces)(i)(ii)(iii)(iv)	516,825	1,504,544
Production costs per ounce of adjusted gold production	$832	$816
Adjustments:
Inventory and other adjustments(v)	(10)	(8)
Total cash costs per ounce of gold produced (co-product basis)(vi)	$822	$808
By-product metal revenues	(57)	(63)
Total cash costs per ounce of gold produced (by-product basis)(vi)	$765	$745
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	174	182
General and administrative expenses (including stock options)	59	70
Non-cash reclamation provision, sustaining leases and other	13	13
All-in sustaining costs per ounce of gold produced (by-product basis)	$1,011	$1,010
By-product metal revenues	57	63
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,068	$1,073

Notes:
(i) Adjusted gold production for the nine months ended September 30, 2021 excludes 348 ounces of payable production of gold at the Meadowbank Complex which were produced during this period, as commercial production at the Amaruq underground project has not yet been achieved.
(ii) Adjusted gold production for the three and nine months ended September 30, 2021 exclude 6,881 and 24,057 ounces of payable production of gold at the Meliadine mine, respectively, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.
(iii) Adjusted gold production for the three and nine months ended September 30, 2020 exclude 1,982 ounces of payable production of gold at the Meliadine mine, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.
(iv) Adjusted gold production for the three and nine months ended September 30, 2020 exclude 13,305 and 18,930 ounces of payable production of gold at the Canadian Malartic mine, respectively, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.
(v) Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include primarily the addition of smelting, refining and marketing charges to production costs.

(vi) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See ‘‘Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne’’ for more information on the Company’s use of total cash cost per ounce of gold produced.

Reconciliation of Net Income to Operating Margin(i)

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2021	2020	2021	2020
Net income for the period	$114,482	$222,654	$440,191	$306,390
Income and mining taxes expense	85,956	110,035	272,082	167,181
Other expenses	3,970	9,132	7,205	37,407
Foreign currency translation (gain) loss	(6,478)	4,321	(7,116)	11,489
Loss (gain) on derivative financial instruments	35,420	(29,724)	35,366	(49,297)
Finance costs	22,780	21,439	68,209	74,201
General and administrative	31,315	26,291	107,573	82,380
Amortization of property, plant, and mine development	192,392	173,173	548,816	456,147
Exploration and corporate development	42,141	30,488	110,792	74,468
Operating margin(i)	$521,978	$567,809	$1,583,118	$1,160,366

Note:
(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of operating margin.